2021

Notice of Annual General Meeting of Shareholders and Proxy Statement

RenaissanceRe
Holdings Ltd.



“At RenaissanceRe, we are committed to being a positive force for change. Whether we are promoting climate resilience, closing the protection gap, or creating an environment where our people and communities thrive, we apply our risk acumen to help solve some of the world’s largest challenges.”

— Kevin J. O’Donnell, President and Chief Executive Officer

Table of Contents

Letter To Our Shareholders

Dear Fellow Shareholders,

At its core, our strategy is to employ an integrated system to match desirable risk with efficient capital. Over the years, our consistent execution of this strategy regardless of market cycle has been a hallmark of RenaissanceRe's outperformance. In furtherance of this, the Board of Directors and executive team work closely together to set strategic objectives, and the Board oversees their execution through robust corporate governance, industry-leading enterprise risk management and aligned executive compensation.

Despite the unprecedented disruption of COVID-19 in 2020, our organization remained focused and excelled in meeting our strategic objectives. We undertook a vigorous process to raise over $1 billion in common equity capital, the largest in our history, and deployed it quickly and efficiently through a combination of organic growth and risk retention. While our underwriting results were impacted by the global COVID-19 pandemic and multiple weather-related catastrophic events, we grew book value per common share by 14.9%, increased gross premiums written by 20.8%, and improved our underwriting expense ratio by 1.6 percentage points. Even with restricted travel, the Board increased engagement with management to deliver a robust oversight process and fulfill our fiduciary responsibilities to shareholders.

Our executive compensation program reflects a pay-for-performance philosophy that supports achievement of long-term strategic goals and thorough risk-management practices. We regularly review our compensation program to ensure that the interests of our shareholders and executives are aligned. As a result of a comprehensive shareholder outreach following our 2019 Annual General Meeting of Shareholders, we made several changes to our executive compensation program which were implemented in 2020. This included shifting our performance shares to a three-year performance period with vesting based on absolute and relative metrics. We also increased the performance share component of the long-term incentive awards to 50% for all named executive officers. Our executive compensation programs demonstrated strong alignment with shareholder interests in 2020. Financial results were not as uniformly strong as they were in 2019, and our named executive officers saw corresponding reductions in incentive compensation payouts.

Advancing our ESG Strategy

As Kevin discussed in his Letter to Shareholders in our 2020 Annual Report, we believe that serving all stakeholders and maximizing shareholder value are complementary endeavors. Environmental, social and governance ("ESG") issues have always been a central part of our culture and strategy, and in 2020 we formalized our efforts through a comprehensive ESG strategy. We have focused on three strategic ESG priorities—promoting climate resilience, closing the protection gap and inducing positive societal change—where we can apply our core business strengths

Key Achievements in 2020



$1.1 billion

Capital raised and deployed into underwriting portfolio



$731 million

Net Income Available to Common Shareholders



14.9%

Growth in Book Value per Common Share

to make a meaningful impact on our community and stakeholders. While we have historically considered our ESG objectives when making compensation decisions, starting in 2021, management's execution of our ESG strategy will be formally assessed as part of the strategic accomplishments pillar of our annual incentive bonus plan. We believe that this addition, as well as the changes we made to our compensation program in 2020, support our long-term strategy and better align the interests of our executives with those of our shareholders and various stakeholders.

Diversity and Board Composition

Having directors with diverse skills, viewpoints, experience, knowledge, and abilities allows the Board to fulfill its responsibilities as we execute our strategy in an evolving market. We are proud that over a five-year period, we have increased gender diversity from less than 10% to over 36%. As we select new directors, the Board is committed to seeking candidates who embody all aspects of diversity, including racial, ethnic and gender diversity, and expanding the pool from which we source qualified directors.

In closing, despite a challenging year, we executed our strategy strongly and consistently in 2020. We are excited about the many opportunities ahead of us and will continue to work hard on your behalf to maximize shareholder value. Thank you for investing in RenaissanceRe.

March 23, 2021

Sincerely,

James L. Gibbons
Non-Executive Chair of the Board of Directors

Kevin J. O'Donnell
President and Chief Executive Officer



11.7%
Return on Average Common Equity



$5.8 billion
Gross Premiums Written



ESG Strategy
Formally Adopted

Notice of Annual General Meeting of Shareholders



Date and Time

Wednesday, May 5, 2021
8:30 a.m. Atlantic Time



Location

Renaissance House
12 Crow Lane
Pembroke HM 19
Bermuda



Who Can Vote

Owners of our common shares as of March 9, 2021 are entitled to vote on all matters

How to Vote



Telephone

In the United States or Canada you can vote your shares by calling 1-800-690-6903



Online

You can vote your shares online at www.proxyvote.com

You will need the 16-digit control number on the Notice of Internet Availability or proxy card



Mail

You can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the postage-paid envelope provided



QR Code

You can vote your shares online with your tablet or smartphone by scanning the QR code.

Voting Items	Board Vote Recommendation	For Further Details
1. Election of three Class II director nominees	"FOR" each director nominee	Page 14
2. Advisory vote on the compensation of our named executive officers	"FOR"	Page 40
3. Approval of the appointment of Ernst & Young Ltd. as our independent registered public accounting firm for the 2021 fiscal year and the referral of the auditor's remuneration to the Board of Directors	"FOR"	Page 78

Shareholders will also act on other business that properly comes before the meeting.

Please Vote Your Shares

We encourage shareholders to vote promptly, as this will save the expense of additional proxy solicitation.

By Order of the Board of Directors,

Shannon Lowry Bender

Shannon L. Bender
Corporate Secretary

Important Notice of Internet Availability of Proxy Materials

This Notice of Annual General Meeting of Shareholders and related proxy materials are being distributed or made available to shareholders beginning on or about March 23, 2021. This proxy statement includes instructions on how to access these materials (including our proxy statement and 2020 annual report to shareholders) online.

Proxy Summary

The board of directors (the "Board") of RenaissanceRe Holdings Ltd. ("RenaissanceRe," the "Company," "we," "us," or "our") is making this proxy statement and proxy available to you in connection with the solicitation of proxies for our 2021 Annual General Meeting of Shareholders (the "Annual Meeting").

This proxy summary highlights information contained elsewhere in this proxy statement. It does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

PROPOSAL 1

Election of Three Class II Director Nominees

The Board recommends a vote **FOR** each director nominee

► See page **14**

PROPOSAL 2

Advisory Vote on the Compensation of Our Named Executive Officers

The Board recommends a vote **FOR** this proposal

► See page **40**

PROPOSAL 3

Approval of the Appointment of Ernst & Young Ltd. as Our Independent Registered Public Accounting Firm for the 2021 Fiscal Year and the Referral of the Auditor's Remuneration to the Board of Directors

The Board recommends a vote **FOR** this proposal

► See page **78**

Director Nominees and Continuing Directors

		Name and Primary Occupation	Age	Director Since	Committee Membership				
					AC	CCGC	IRMC	TC	OC
Director Nominees	Class II Term Expires in 2021	**Brian G. J. Gray** IND Former Group Chief Underwriting Officer, Swiss Reinsurance Company Ltd.	58	2013	I		✓	✓	✓
		Duncan P. Hennes IND Co-Founder and Managing Member, Atrevida Partners, LLC	64	2017			✓		
		Kevin J. O'Donnell President and Chief Executive Officer, RenaissanceRe Holdings Ltd.	54	2013				C	C
Continuing Directors	Class III Term Expires in 2022	**Henry Klehm III** IND Partner, Jones Day	62	2006		C			
		Valerie Rahmani IND Former Chief Executive Officer, Damballa, Inc.	63	2017	✓				
		Carol P. Sanders IND Former Chief Financial Officer, Sentry Insurance a Mutual Company	54	2016	✓				
		Cynthia Trudell IND Former Chief Human Resources Officer, PepsiCo, Inc.	67	2019		✓			
	Class I Term Expires in 2023	**David C. Bushnell** IND Retired Chief Administrative Officer, Citigroup Inc.	66	2008	C				
		James L. Gibbons IND Chairman, Harbour International Trust Company Limited	57	2008	I	I		✓	✓
		Jean D. Hamilton IND Retired Chief Executive Officer, Prudential Institutional and Executive Vice President, Prudential Financial, Inc.	74	2005		✓		✓	✓
		Anthony M. Santomero IND Former President, Federal Reserve Bank of Philadelphia	74	2008			C		

IND Independent
C Chair
✓ Member
I Interim Member

AC Audit Committee
CCGC Compensation and Corporate Governance Committee
IRMC Investment and Risk Management Committee
TC Transaction Committee
OC Offerings Committee

Board Snapshot

Independence

91%
Independent

10 Independent

1 Not Independent

Diversity

36%
Women

4 Women

Tenure

9 years
Average

4 0 to 5 years

2 6 to 10 years

5 >10 years

Age

63
Average

2 50 to 55

2 56 to 60

3 61 to 65

4 >65

Skills and Experience


Executive Management


Risk/Compliance/ Regulation


Insurance/ Reinsurance Operations


Investments/ Asset Management


Financial & Audit


International


Strategic Transactions


Public Company CEO


ESG/Sustainability


Talent/Human Capital


Data Analytics/Digital


Technology/Cybersecurity

Corporate Governance Highlights

Our Board is comprised almost entirely of independent directors with a wide range of professional experience, and has consistently implemented corporate governance best practices to ensure that we serve the long-term interests of our shareholders.

Board Independence and Composition

- Independent Non-Executive Chair of the Board.
- Fully independent Audit, Compensation and Corporate Governance, and Investment and Risk Management Committees.
- Majority vote standard for uncontested director elections.
- Rigorous director evaluation and selection criteria, which encourage diversity and refreshment.

Active Oversight

- Board oversight of strategic planning and enterprise-wide risk management.
- Enhanced management interaction and Board participation to ensure effective oversight during COVID-19 pandemic.
- Active shareholder engagement.
- Robust Code of Ethics and Conduct ("Code of Ethics") for all directors and employees.
- Oversight of key ESG, diversity, equity and inclusion ("DEI"), and corporate social responsibility ("CSR") initiatives.

Shareholder Alignment

- Meaningful share ownership guidelines for all directors and named executive officers.
- Anti-hedging, anti-pledging and insider trading policies.
- At-risk pay is 86% of total target compensation for our Chief Executive Officer and 80% on average for our other named executive officers.
- Pay-for-performance philosophy guides executive compensation decisions.

Environmental and Corporate Social Responsibility Highlights

Our commitment to ESG issues has always been a central part of our corporate strategy at RenaissanceRe. We believe that our dedication to these values benefits our stakeholders, communities and environment. In 2020, our leadership team adopted a formal ESG strategy, which focuses on three core areas where we apply our core business strengths to make a meaningful impact on society—promoting climate resilience, closing the protection gap, and inducing positive societal change.

For additional information on our DEI and other ESG activities, see our new ESG webpage (www.renre.com/about-us/esg-at-renaissancere)

Promoting Climate Resilience

- Continued leadership by our dedicated team of scientists in researching and modeling atmospheric hazards and the economic impact of climate-related risks.
- Commitment to leadership in environmental sustainability, climate change and risk mitigation.
- Active in promotion of risk mitigation and disaster preparedness.
- Tracking and offsetting of our estimated operational carbon emissions.

Closing the Protection Gap

- Leveraging our partnerships to increase economic resiliency of vulnerable communities.
- Formal strategy and dedicated global team for our public sector partnership activities.
- Significant commitments to reduce the protection gap and mitigate the impact of natural disasters.

Inducing Positive Societal Change

- Investment in our employees' professional development and personal growth.
- DEI principles embedded throughout the organization.
- Encouragement of open dialogue with employees.
- Long-standing dedication to community engagement and charitable giving.
- Global CSR strategy with a locally-led philosophy.

Strategic, Operational and Financial Highlights

While RenaissanceRe's performance in 2020 was impacted by the COVID-19 pandemic as well as the elevated frequency of the year's natural catastrophic events, we had a strong year strategically, operationally and financially. Some of the highlights included:

STRONG STRATEGIC AND OPERATIONAL PERFORMANCE

Strong Strategic Plan Performance

- **Organic growth** and portfolio diversification

Underwriting Accomplishments

- Grew gross premiums written by **20.8%** to **$5.8 billion**
- Combined Ratio of **101.9%, 5th best in peer group**

Capital Management Accomplishments

- **Maintained** financial strength ratings
- Raised and deployed over **$1.1 billion** in equity capital
- Raised **$1 billion** of capital across our third-party vehicles
- **Lowered** cost of capital

Strong Operational Performance

- **Executed** during global COVID-19 pandemic
- **Increased** operational, capital and investment leverage

STRONG FINANCIAL PERFORMANCE

- Net Income Available to Common Shareholders of **$731 million**
- Return on Average Common Equity of **11.7%**
- Operating Return on Average Common Equity of **0.2%**[(1)]
- Growth in Book Value per Common Share of **14.9%**
- Growth in Tangible Book Value per Common Share plus Change in Accumulated Dividends of **17.9%**[(1)]
- Total Investment Return of **5.9%**
- **Increased** dividend

(1) Operating return on average common equity and growth in tangible book value per common share plus change in accumulated dividends are non-GAAP financial measures. A reconciliation of non-GAAP financial measures is included in "Appendix A."

Executive Compensation Highlights

Our executive compensation program is designed to support our long-term strategy and risk-management practices, align the interests of our shareholders and executives, and encourage operational and financial consistency over the market cycles and earnings volatility that are inherent and unique to our industry. We have a team-based approach to leading, managing and operating the Company. Our executives develop and implement our strategy on a Company-wide basis, and our executive compensation program reflects this approach, rewarding executives based on overall Company performance.

2020 Compensation Snapshot

To achieve the goals of our executive compensation program, the Compensation and Corporate Governance Committee (the "Compensation and Governance Committee") has developed a target pay mix for our Chief Executive Officer (or, "CEO") and other named executive officers (or, "NEOs") that ties a significant portion of their compensation to our short- and long-term performance. We measure success against a mix of key performance metrics, the majority of which are objectively measurable. We believe this mix of metrics aligns the interests of our executives and shareholders and rewards our Chief Executive Officer and other named executive officers for delivering strong performance on our strategic plan without incentivizing excessive risk taking.

		Compensation Component*	Description	Benchmarks/Metrics
	Short Term	**Salary** 14% CEO 20% Other NEOs	Fixed component of compensation	Reflects expertise and scope of responsibilities in a competitive market for executive talent

At-Risk Pay	Short Term	**Annual Incentive Bonus**
		30% CEO
		26% Other NEOs
			Annual, at-risk cash incentive program designed to promote achievement of financial metrics and strategic accomplishments against pre-defined targets that support long-term growth and operational efficiencies	• **One-year** performance period
				• Metrics:
				  • Combined ratio rank (relative to peers) **(16.7%)**
				  • Ratio of operating return on average common equity to peer median **(33.3%)**
				  • Ratio of actual gross premiums written to budget **(16.7%)**
				  • Board-approved strategic accomplishments **(33.3%)**

At-Risk Pay	Long Term	**Long-Term Incentive Awards**	At-risk, long-term, equity-based compensation to encourage multi-year performance and retention	

At-Risk Pay	Long Term	**Performance Shares**
		28% CEO
		27% Other NEOs
			• Subject to both performance- and service-based vesting
			• Comprise **50%** of long-term incentive awards for all named executive officers NEW
				• Three-year performance/vesting period NEW
				• Metrics:
				  • Average growth in book value per common share plus change in accumulated dividends **(75%)**
				  • Average underwriting expense ratio rank compared to peers **(25%)** NEW

At-Risk Pay	Long Term	**Time-Vested Restricted Shares** 28% CEO 27% Other NEOs	• Subject to service-based vesting	• **Four-year** vesting period (equal annual installments)

* 2020 Target Pay Mix for CEO and Average Target Pay Mix for Other Named Executive Officers.

Pay for Performance

The link between pay and performance and the outcomes of our executive compensation program for 2020 are discussed in detail in the Compensation Discussion and Analysis

▶ Page 41

The Compensation and Governance Committee evaluates and sets rigorous performance goals at the time of grant for all performance-based compensation. In 2020, in a time of unprecedented disruption due to the COVID-19 pandemic and significant weather-related loss events, we benefited from strong execution of our consistent long-term strategy. Reflecting the volatility in the markets and industry, our resulting performance against our 2020 compensation metrics and strategic goals, all of which were determined prior to the onset of the COVID-19 pandemic, led to varied outcomes. We saw substantial growth in gross premiums written and tangible book value per common share plus change in accumulated dividends, a relatively strong combined ratio compared to peers, and total shareholder return in line with our peer group, with operating return on average common equity falling somewhat short of the peer median. As a result, our 2020 annual incentive bonuses paid out at approximately target and our 2020 performance share payouts ranged from below target to maximum, depending on the metric.

Operating Return on Average Common Equity[(1)]
0.2%
9% of peer median

Combined Ratio
101.9%
5th in peer group

Gross Premiums Written
$5.8 billion
109% of budget

Strong Strategic Plan Performance

Raised and deployed over **$1.1 Billion** in equity capital

Growth in core **underwriting** business, **fee** income and **investment** income

Annual Incentive Bonus
105%
of Target

Total Shareholder Return[(2)]
50th
percentile of peer group

Growth in Tangible Book Value per Common Share plus Change in Accumulated Dividends[(1)]
17.9%

Total Shareholder Return Performance Shares
75%
of Target

Growth in Tangible Book Value per Common Share plus Change in Accumulated Dividends Performance Shares
200%
of Target

(1) Operating return on average common equity and growth in tangible book value per common share plus change in accumulated dividends are non-GAAP financial measures. A reconciliation of non-GAAP financial measures is included in "Appendix A."

(2) Total shareholder return refers to total shareholder return relative to a pre-approved performance share peer group during each calendar year performance period. For these purposes, total shareholder return is determined as the increase in the 20-day average share price preceding the end of the performance period, plus the dividends paid with respect to such shares during such period, expressed as a percentage of the 20-day average share price preceding the beginning of the performance period.

Our 2020 performance represented a continuation of our success over time. Since Mr. O'Donnell was named our Chief Executive Officer in 2013, we have performed strongly on key financial metrics. He has led the Company to become a diversified reinsurer with an innovative and flexible operating platform. From 2013 to 2020, our gross premiums written grew at a compound annual growth rate ("CAGR") of 17.4% and our total shareholder return grew at a CAGR of 10.4%, while our Chief Executive Officer's total compensation grew at a CAGR of only 1.7%. The graph below illustrates the alignment of Mr. O'Donnell's pay with our performance during Mr. O'Donnell's tenure.


Total Shareholder Return CAGR 10.4%
Gross Premiums Written ($ billions)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$8.2
$7.3
$7.9
$7.6
$7.8
$10.8
$10.8
$9.4
2013
2014
2015
2016
2017
2018
2019
2020
$170
$160
$150
$140
$130
$120
$110
$100
$90
Book Value per Share plus Accumulated Dividends ($ per share)
CEO Total Compensation ($ millions)
Gross Premiums Written ($ billions)
Book Value per Share plus Accumulated Dividends ($ per share)


Return on Average Common Equity(1)
11.7%
5.6%
4.0%
2.0%
6.3%
4.1%
10.3%
5.9%
1 Year
3 Year Avg.
5 Year Avg.
10 Year Avg.
RenaissanceRe
Peer Median
Growth in Book Value per Common Share(1)
14.9%
7.2%
11.6%
1.7%
6.9%
5.0%
17.2%
10.2%
1 Year
3 Year CAGR
5 Year CAGR
10 Year CAGR
RenaissanceRe
Peer Median

Sources: S&P Research Insight (for 2009-2014 peer company data) and S&P Capital IQ (for 2015-2020 peer company data).

(1) Includes our current compensation peer group except that Third Point Reinsurance Ltd. is excluded from 10-year calculations due to lack of data prior to 2012.

Say-on-Pay and Shareholder Engagement

We conducted substantial shareholder engagement in 2020:

We reached out to shareholders totaling almost


72%
of shares
outstanding

We received support for the compensation of our named executive officers of approximately


94%
of shares voted

We are committed to ensuring that our shareholders fully understand our executive compensation program, including how the program rewards the achievement of our strategic objectives and aligns the interests of our named executive officers with those of our shareholders.

The results of the annual advisory say-on-pay vote at our 2020 Annual General Meeting of Shareholders (the "2020 Annual General Meeting"), where approximately 94% of the votes cast were in support of the compensation of our named executive officers, indicate strong shareholder support of our programs. This significant increase in support from our 2019 Annual Meeting followed the changes we made to our programs for 2020 taking into account the feedback we received during our extensive shareholder outreach efforts after the 2019 Annual Meeting and into 2020.

To ensure that we continue to enjoy the support of our shareholders, we engaged in an extensive shareholder outreach effort in 2020. We focused our outreach on our top 25 shareholders, who generally represent about two-thirds of our shares outstanding.

In total, we reached out to shareholders representing almost 72% of our shares outstanding and spoke to about two-thirds of those shareholders. When requested, the Chair of the Compensation and Governance Committee participated in the discussions with shareholders.

For additional information see "Executive Compensation–Compensation Discussion and Analysis–Executive Summary–Response to our Say-on-Pay Vote–Shareholder Outreach and Feedback."

2020 Enhancements to Compensation Program

Our shareholders told us that they appreciated the opportunity to engage in discussions and our willingness to consider their input in the design of our executive compensation program. They generally expressed support for our strategy and the structure and design of our executive compensation program. However, we did hear feedback regarding some areas for potential improvement following our 2019 Annual Meeting. To reflect the organic and inorganic growth of our business that has resulted in larger, more diversified and longer duration risk and investment portfolios, the Compensation and Governance Committee made the following changes which took effect in 2020:

Some shareholders expressed a preference for:	Beginning with awards made in 2020:
✓ A three-year measurement period for performance shares.	✓ Our performance shares shifted from annual "banking" with three-year vesting, to a three-year performance period.
✓ Multiple metrics and relative metrics for performance shares.	✓ 75% of the performance shares will vest based on average growth in book value per common share plus accumulated dividends over three years and 25% of the performance shares will vest based on our three-year average underwriting expense ratio rank compared to peers.
✓ Increased weighting of performance shares for our named executive officers (other than our Chief Executive Officer).	✓ We increased the percentage of long-term incentive awards comprised of performance shares to 50% for all named executive officers (in line with our Chief Executive Officer).

Corporate Governance

PROPOSAL 1

Election of Three Class II Director Nominees



The Board unanimously recommends that shareholders vote **FOR** the election of Mr. Gray, Mr. Hennes and Mr. O'Donnell.

Election of Directors

Our Amended and Restated Bye-laws (our "Bye-laws") provide that the number of directors shall be determined by our Board and shall be between eight and eleven members. Currently, that number has been fixed by the Board at eleven. The Board consists of three classes, with directors of one class elected each year for terms extending to the annual general meeting of shareholders held in the third year following their election.

The terms of our Class II directors will expire at the Annual Meeting. The Board, upon the recommendation of the Compensation and Governance Committee, has nominated Brian G. J. Gray, Duncan P. Hennes and Kevin J. O'Donnell for election as Class II directors. Mr. Gray, Mr. Hennes and Mr. O'Donnell were last elected to the Board at our 2018 Annual General Meeting of Shareholders. If elected at the Annual Meeting, these nominees will serve until the expiration of their terms in 2024, or until their earlier resignation or removal.

We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. However, if a nominee becomes unable or unwilling to accept a nomination or election, the Board may select a substitute nominee and the common shares represented by proxies may be voted for such nominee unless shareholders indicate otherwise.

Majority Vote Requirement

Each nominee for election to serve as a Class II director who receives a majority of the votes cast at the Annual Meeting will be elected as a director. However, if a nominee fails to receive a majority of the votes cast at the Annual Meeting, such nominee will tender an irrevocable resignation that will be effective upon the Board's acceptance of such resignation. Upon the submission of the resignation, the Compensation and Governance Committee will promptly consider the resignation and make a recommendation to the Board, and the Board will consider any relevant factors in deciding whether to accept or reject the director's resignation.

Skills and Experience of our Nominees and Continuing Directors

Each nominee has extensive business experience, education and personal skills that qualify him or her to serve as an effective Board member. The specific experience and qualifications of the nominees are set forth below. We encourage you to read the biographies of our nominees and continuing directors, as well as the discussion of our Board's composition, below.

Director Nominees

Class II Directors (whose terms, if elected, expire in 2024)



Brian G. J. Gray

INDEPENDENT

Committees: **Investment and Risk Management, Transaction, Offerings, Audit (Interim)**

Age: **58**

Director Since: **2013**

Other Public Company Boards

- None

Background and Qualifications

From 2008 until his retirement in 2012, Mr. Gray served as Group Chief Underwriting Officer of Swiss Reinsurance Company Ltd. ("Swiss Re") and was a member of Swiss Re's Group Executive Committee. From 2005 through 2008, he was a member of the Group Executive Board, responsible for underwriting Property and Specialty Product Lines on a global basis for Swiss Re. Mr. Gray joined Swiss Re in Canada ("Swiss Re Canada") in 1985, and served in a variety of roles, including President and Chief Executive Officer of Swiss Re Canada from 2001 to 2005 and Senior Vice President of Swiss Re Canada from 1997 to 2001.



Duncan P. Hennes

INDEPENDENT

Committees: **Investment and Risk Management**

Age: **64**

Director Since: **2017**

Other Public Company Boards

- Citigroup Inc. (2013 to present)

Background and Qualifications

Mr. Hennes has served as the Co-Founder and Managing Member of Atrevida Partners, LLC ("Atrevida") since 2007. Prior to co-founding Atrevida, he served as Co-Founder and Partner of Promontory Financial Group from 1999 to 2006. Prior to that, Mr. Hennes served in a number of senior executive positions at Bankers Trust Corporation, including Executive Vice President in charge of Trading, Sales and Derivatives, and as the Chairman of the Board of Oversight Partners I, the consortium that took control of Long Term Capital Management, from 1987 to 1998. From 1998 to 1999 he was the Chief Executive Officer at Soros Fund Management, LLC. Mr. Hennes currently serves as the Chair of the Risk Management Committee and as a member of the Audit Committee, Compliance Committee, Executive Committee and Personnel and Compensation Committee of Citigroup Inc. ("Citigroup") and as a member of the Board of Directors of Citibank, N.A.



Kevin J. O'Donnell

CHIEF EXECUTIVE OFFICER

Committees: **Transaction (Chair), Offerings (Chair)**

Age: **54**

Director Since: **2013**

Other Public Company Boards

- None

Background and Qualifications

Mr. O'Donnell has served as our Chief Executive Officer since July 2013 and as our President since November 2012. Mr. O'Donnell previously served in a number of roles since joining the Company in 1996, including Global Chief Underwriting Officer, Executive Vice President, Senior Vice President, Vice President and Assistant Vice President. Mr. O'Donnell served as the Chair of the Global Reinsurance Forum from 2018 to 2020 and as the Chair of the Association of Bermuda Insurers and Reinsurers in 2017 and 2018.

Continuing Directors

The members of the Board whose terms do not expire at the Annual Meeting and who are not standing for election at this year's Annual Meeting are set forth below.

Class III Directors (whose terms expire in 2022)



Henry Klehm III

INDEPENDENT

Committees: **Compensation and Corporate Governance (Chair)**

Age: **62**

Director Since: **2006**

Other Public Company Boards

- None

Background and Qualifications

Mr. Klehm has been a partner at the law firm Jones Day since 2008 and has been the Practice Leader of the firm's Securities Litigation and SEC Enforcement Practice since January 2017. From 2002 to 2007, Mr. Klehm served as Global Head of Compliance for Deutsche Bank, AG. Prior to joining Deutsche Bank, AG, Mr. Klehm served as Chief Regulatory Officer and Deputy General Counsel at Prudential Financial from 1999 to 2002. Prior to joining Prudential Financial, Mr. Klehm served in various positions with the U.S. Securities and Exchange Commission (the "Commission" or the "SEC"), including as Senior Associate Director of the Northeast Regional Office.



Valerie Rahmani

INDEPENDENT

Committees: **Audit**

Age: **63**

Director Since: **2017**

Other Public Company Boards

- Computer Task Group, Incorporated (2015 to present)
- London Stock Exchange Group, plc (2017 to present)
- Aberdeen Asset Management PLC (2015 to 2017)

Background and Qualifications

Dr. Rahmani has more than 30 years of experience in the technology industry, including more than 25 years at IBM serving in roles of increasing seniority across multiple global business segments from 1981 to 2009, most recently as General Manager of Internet Security Systems. Subsequent to her tenure at IBM, Dr. Rahmani was Chief Executive Officer at Damballa, Inc., a privately held Internet security software company, from 2009 to 2012. From 2017 to 2019, she served as the part-time head of the Innovation Panel at Standard Life Aberdeen plc, a UK-based FTSE 100 global investment company. She currently serves as Chair of the Compensation Committee and as a member of the Audit Committee and the Nominating and Corporate Governance Committee of Computer Task Group, Incorporated, an information technology solutions and software company, and as a member of the Nomination Committee, Risk Committee and the Remuneration Committee of the Board of the London Stock Exchange Group, plc.



Carol P. Sanders

INDEPENDENT

Committees: **Audit**

Age: **54**

Director Since: **2016**

Other Public Company Boards

- Alliant Energy Corporation (2005 to present)
- First Business Financial Services, Inc. (2016 to present)

Background and Qualifications

Ms. Sanders has served as the President of Carol P. Sanders Consulting, LLC, providing consulting services to the insurance and technology industries, since June 2015. From June 2013 until June 2015, she served as Executive Vice President, Chief Financial Officer and Treasurer of Sentry Insurance a Mutual Company. Previously she served as the Executive Vice President and Chief Operating Officer of Jewelers Mutual Insurance Company from November 2012 until June 2013, where she also served as Senior Vice President, Chief Financial Officer and Treasurer from May 2011 until November 2012 and as Chief Financial Officer and Treasurer from 2004 until May 2011, after holding a series of positions of increasing responsibility in finance, accounting, treasury and tax. Ms. Sanders currently serves as Chair of the Nominating and Governance Committee, as a member of the Audit Committee and the Executive Committee and as the Lead Independent Director of Alliant Energy Corporation, a public utility holding company, and as Chair of the Audit Committee of First Business Financial Services, Inc., a registered bank holding company.



Cynthia Trudell

INDEPENDENT

Committees: **Compensation and Corporate Governance**

Age: **67**

Director Since: **2019**

Other Public Company Boards

- ISS A/S (2015 to present)
- Canadian Tire Corporation (2019 to present)
- The Pepsi Bottling Group, Inc. (2008 to 2010)
- Canadian Imperial Bank of Commerce (2005 to 2008)
- PepsiCo, Inc. (2000 to 2007)

Background and Qualifications

From 2011 until her retirement in September 2017, Ms. Trudell served as Executive Vice President and Chief Human Resources Officer of PepsiCo, Inc. ("PepsiCo"). From 2007 through 2011, she served as Senior Vice President and Chief Personnel Officer of PepsiCo. Prior to her tenure at PepsiCo, Ms. Trudell held a number of executive operating and general management positions with General Motors Corporation from 1981 to 2001, and Brunswick Corporation from 2001 to 2006, including chairwoman and president of Saturn Corporation, president of IBC Vehicles and president of Sea Ray Group. Since 2015, Ms. Trudell has served on the board of ISS A/S, a global facility services provider based in Denmark and publicly traded on the NASDAQ OMX Copenhagen, where she currently serves as a member of the Remuneration Committee and the Nomination Committee. Since 2019, Ms. Trudell has served on the board of Canadian Tire Corporation, a Canadian retail company publicly traded on the Toronto Stock Exchange, where she is Chair of the Management Resources and Compensation Committee and a member of the Audit Committee and Governance Committee. From 2013 to 2019, she served as a member of the Defense Business Board, which provides business advice to the U.S. Department of Defense.

Class I Directors (whose terms expire in 2023)



David C. Bushnell

INDEPENDENT

Committees: **Audit (Chair)**

Age: **66**

Director Since: **2008**

Other Public Company Boards

- Cordia Bancorp Inc. (2011 to 2016)

Background and Qualifications

Mr. Bushnell has served as the principal of Bushnell Consulting, a financial services consulting firm, since 2008. Mr. Bushnell retired from Citigroup Inc. in 2007, after 22 years of service. Mr. Bushnell served as the Senior Risk Officer of Citigroup from 2003 through 2007 and retired as Chief Administrative Officer in 2007. Following his retirement from Citigroup, Mr. Bushnell served as a consultant to Citigroup until December 31, 2008. Previously, Mr. Bushnell worked for Salomon Smith Barney Inc. (later acquired by Citigroup) and its predecessors in a variety of positions, including as a managing director and Chief Risk Officer. In addition to his board service on Cordia Bancorp Inc. ("Cordia"), a public bank holding company, Mr. Bushnell served as Chief Risk Officer of Cordia and its wholly owned subsidiary, Bank of Virginia, from 2011 until Cordia was acquired in September 2016.



James L. Gibbons

INDEPENDENT NON-EXECUTIVE CHAIR OF THE BOARD

Committees: **Transaction, Offerings, Compensation and Corporate Governance (Interim), Audit (Interim)**

Age: **57**

Director Since: **2008**

Other Public Company Boards

- Nordic American Tankers Limited (2013 to 2016)

Background and Qualifications

Mr. Gibbons, a Bermudian citizen, is Executive Chairman of Harbour International Trust Company Limited and the Treasurer, a Director and member of the Executive Committee of Edmund Gibbons Limited ("EGL"). Mr. Gibbons also serves as a Director and member of the Risk Committee of Clarien Group Limited ("Clarien"), an international financial company. He was also Non-Executive President of Bermuda Air Conditioning Limited ("BACL") through March 2019 and currently serves as a Director of BACL. Mr. Gibbons served as Chair of Capital G Bank Limited from 1999 to 2013 and as President and Chief Executive Officer of Capital G Limited from 1999 to 2010, prior to the change of name to Clarien from Capital G in 2014.



Jean D. Hamilton

INDEPENDENT

Committees: **Compensation and Corporate Governance, Transaction, Offerings**

Age: **74**

Director Since: **2005**

Other Public Company Boards

- None

Investment Company Boards

- First Eagle Funds (2003 to present)
- First Eagle Variable Funds (2003 to present)
- First Eagle Credit Opportunities Fund (2020 to present)

Background and Qualifications

Ms. Hamilton held various positions with Prudential Financial, Inc., including Executive Vice President, and was Chief Executive Officer of Prudential Institutional from 1998 through her retirement in 2002. Currently, she is an independent consultant and private investor as well as a Senior Managing Director and Partner of Brock Capital Group LLC. Prior to joining Prudential, she held several positions with The First National Bank of Chicago, including Senior Vice President and Head of the Northeastern Corporate Banking Department. She is currently a Trustee, a member of the Audit Committee and Deferred Compensation Committee, and Chair of the Board Valuation and Liquidity Committee of First Eagle Funds and First Eagle Variable Funds, and a Trustee, a member of the Audit Committee and Chair of the Credit Valuation and Allocation Committee of First Eagle Credit Opportunities Fund.



Anthony M. Santomero

INDEPENDENT

Committees: **Investment and Risk Management (Chair)**

Age: **74**

Director Since: **2008**

Other Public Company Boards

- Citigroup Inc. (2009 to 2019)

Investment Company Boards

- Columbia Funds Group (2009 to present)
- Columbia Seligman Premium Technology Growth Fund (2019 to present)
- Tri-Continental Corporation (2019 to present)

Background and Qualifications

Mr. Santomero served as Senior Advisor at McKinsey & Company from 2006 to 2008. From 2000 to 2006, Mr. Santomero was President and Chief Executive Officer of the Federal Reserve Bank of Philadelphia. Prior to joining the Federal Reserve, Mr. Santomero was the Richard K. Mellon Professor of Finance at the University of Pennsylvania's Wharton School and held various positions there, including Director of the Financial Institutions Center and Deputy Dean. Mr. Santomero has served as a Trustee of Penn Mutual Life Insurance Company since 2009. He has served on the Board of Directors of Columbia Funds Group since 2009 and as a member of the Governance Committee since 2020, and on the Board of Directors of two of Columbia Funds' registered investment company funds, Columbia Seligman Premium Technology Growth Fund and Tri-Continental Corporation since 2019. Until April 2019, Mr. Santomero served as the Chair of the Risk Management Committee and as a member of both the Audit Committee and Executive Committee of Citigroup, as well as Chairman of the Board of Directors of Citibank, N.A. In addition, he served on the Board of Directors of B of A Fund Series Trust from 2008 until 2011.

Board Composition

Board Changes Over the Past Five Years

- ✓ Added four new directors
- ✓ Increased gender diversity from less than 10% to over 36% (currently four women on the Board)
- ✓ Enhanced Board skills relating to ESG, human resources, and cybersecurity

We believe the Board benefits from a holistic approach to board composition. Our Board values a mix of new directors, who bring fresh perspectives, and longer-serving directors, who bring continuity and breadth of experience with our strategies and risk management processes. Our Board has developed comprehensive and ongoing assessment and succession planning processes and regularly reviews the biographical backgrounds and skills of its current members and potential nominees in connection with its ongoing evaluation of Board composition.

Selection and Nomination of Directors

Director Nomination Process

The Compensation and Governance Committee is responsible for identifying and recommending qualified candidates for nomination to the Board.

Assess Board Composition	• Compensation and Governance Committee regularly assesses appropriate Board size and composition • Determines needs based on current and evolving strategies, potential vacancies and competencies of the Board as a whole
Identify and Source Candidates	• Board is committed to expanding the pool from which it selects qualified director candidates, and is focused on seeking candidates who embody all aspects of diversity, including racial, ethnic and gender diversity • Candidate recommendations may come from current Board members, management, search firms, shareholders or others
Select Director Nominees	• Committee reviews candidates to ensure fit with the needs and collegiality of the Board • Seeks a combination of qualities and experience that will complement and contribute to the competencies of the Board as a whole • Interviews by Committee members, Non-Executive Chair and other members of the Board before full Board votes to nominate

Director Qualifications

As discussed in our Guidelines on Significant Corporate Governance Issues ("Corporate Governance Guidelines"), we do not set specific criteria for directors but believe that candidates should show evidence of leadership in their particular field, and have broad experience and the ability to exercise sound business judgment. The Board considers the diversity, skills and experience of candidates in the context of the needs of the Board as a whole. In selecting directors, the Board generally seeks a combination of qualities and experience that will contribute to the exercise of the duties of the Board, including active or former chief executive or senior officers of major complex businesses, leading academics and entrepreneurs.

When identifying and considering potential director nominees and evaluating the current composition of our Board, the Compensation and Governance Committee focuses on the composition and competencies of our Board as a whole, how the traits possessed by individual directors and director nominees complement one another, the ability of the current and proposed members to operate collegially and effectively, and the intersection of these factors with our current strategy, operational plans and oversight requirements. The factors considered by the Compensation and Governance Committee when evaluating individual director nominees include:

- personal and professional ethics, integrity and values;
- independence, including the ability to represent all of our shareholders and other key stakeholders without any conflicting relationship with any particular constituency;
- business acumen, leadership qualities and record of accomplishment;
- professional experience and industry expertise in light of our evolving strategic and operational plans over time;
- compatibility with the existing Board composition;
- ability and willingness to devote sufficient time to carrying out Board duties and responsibilities fully and effectively, particularly in light of our Bermuda headquarters location;
- commitment to serve on our Board for a potentially extended period of time, with a view toward effective oversight of management's efforts to ensure the safety and soundness of our Company in light of the market cycles and earnings volatility that characterize our industry;
- maintaining a diverse set of skills, experience and viewpoints on the Board as a whole, including with respect to racial, ethnic and gender diversity; and
- other attributes of the candidate, our business and strategic conditions and external factors that the Compensation and Governance Committee deems appropriate.

The Compensation and Governance Committee has the discretion to weigh these factors as it deems appropriate. The relative importance of these factors may vary from candidate to candidate, depending on our evolving circumstances, and no particular criterion is necessarily applicable to all prospective nominees.

Board Diversity

Our Board believes that the backgrounds and qualifications of the directors, considered as a group, should provide a diverse mix of skills, viewpoints, experience, knowledge, and abilities that will allow the Board to fulfill its responsibilities, taking into account our evolving strategic direction and needs. The Compensation and Governance Committee evaluates and discusses diversity at both the Board and committee levels when carrying out its director selection, recruitment and nomination obligations and also when assessing the performance of current directors. This assessment is undertaken at least annually.

Our Board is committed to expanding the pool from which it selects qualified director candidates, and is focused on seeking candidates who embody all aspects of diversity, including racial, ethnic and gender diversity, while considering the skills and experience of the Board as a whole.

Alignment of Director Skills and Strategy

RenaissanceRe is a global provider of reinsurance and insurance. We aspire to be the world's best underwriter by matching well-structured risks with efficient sources of capital, and our mission is to produce superior returns for our shareholders over the long term. Our strategy focuses on superior risk selection, superior customer relationships and superior capital management.

Our Compensation and Governance Committee has determined that each of our directors possesses the appropriate skills and experience to effectively oversee our business strategy. As detailed in each director's biography above, our Board collectively leverages its strength in the following areas:


Executive Management


Risk/Compliance/Regulation


Insurance/Reinsurance Operations


Investments/Asset Management


Financial & Audit


International


Strategic Transactions


Public Company CEO


ESG/Sustainability


Talent/Human Capital


Data Analytics/Digital


Technology/Cybersecurity

Director Independence

The Compensation and Governance Committee has reviewed the independence of each of our current directors and affirmatively determined that each of Mses. Hamilton, Sanders and Trudell, Dr. Rahmani and Messrs. Bushnell, Gibbons, Gray, Hennes, Klehm and Santomero are independent. Mr. O'Donnell is not independent because of his employment as our President and Chief Executive Officer.

The New York Stock Exchange (the "NYSE") listing standards require that a majority of our directors be independent. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with us either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Our Corporate Governance Guidelines provide that a majority of our directors will meet the NYSE's independence criteria and set forth additional parameters that the Board uses to determine director independence, which we believe are more stringent than the independence requirements in the NYSE listing standards. In addition, the Board considers all relevant facts and circumstances known or reported to it in making independence determinations.

In particular, when making its independence determinations, the Compensation and Governance Committee considered the following relationships and determined that none of the directors involved had a material relationship with us as a result of these relationships. Mr. Hennes serves (and until April 2019, Mr. Santomero served) as a director of Citigroup. We have current and historical financial relationships with Citigroup and its subsidiaries and affiliates, including Citigroup acting in manager roles in several of our securities offerings over the last few years and being a party to letter of credit facilities with us. Mr. Gibbons is the Treasurer and a director of EGL, the parent company of a number of varied businesses in Bermuda, including Coralisle Group Ltd., formerly Colonial Group International ("Coralisle"), and a director of BACL. We have entered into reinsurance contracts with Coralisle which are described under "Board Structure and Processes—Certain Relationships and Related Transactions" below. In addition, we have other immaterial business relationships with a variety of the other businesses owned by EGL and BACL relating primarily to local services and procurement in Bermuda, for which we paid these entities a total of approximately $12,500 in 2020. Mr. Gibbons is not directly involved in the management of Coralisle or any of the other businesses owned by EGL or BACL with which we do business, and all of the transactions were entered into in the ordinary course of business on terms available to similarly situated parties. Furthermore, EGL and BACL entities did not make payments to, or receive payments from, us in an amount which, in any of the last three fiscal years, exceeded the greater of $1 million or 2% of EGL's or BACL's consolidated gross revenues.

Shareholder Nomination Process

Candidates recommended by shareholders for nomination to the Board will be considered and evaluated by the Compensation and Governance Committee using the same process and criteria that we use to evaluate other candidates, assuming the proper procedures for shareholder nominations are followed. The Compensation and Governance Committee will consider nominees to the Board recommended by no fewer than 20 shareholders holding in the aggregate not less than 10% of the outstanding paid-up share capital of RenaissanceRe. Any shareholder recommendation must be sent to our Corporate Secretary not less than 60 days prior to the scheduled date of the annual general meeting of shareholders and must set forth for each nominee: (i) the name, age, business address and residence address of the nominee; (ii) the principal occupation or employment of the nominee; (iii) the class or series and number of shares of capital stock of RenaissanceRe that are owned beneficially or of record by the nominee; and (iv) any other information relating to the nominee that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder. The written notice must also include the following information with regard to the shareholders giving the notice:

- the name and record address of such shareholders;
- the class or series and number of shares of capital stock of RenaissanceRe that are owned beneficially or of record by such shareholders;
- a description of all arrangements or understandings between such shareholders and each proposed nominee and any other person (including his or her name and address) pursuant to which the nomination(s) are to be made by such shareholders;
- a representation that such shareholder intends to appear in person or by proxy at the annual general meeting of shareholders to nominate the persons named in its notice; and
- any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filing.

Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected. The Compensation and Governance Committee may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Board Assessment and Evaluation

The Board recognizes that a robust and constructive evaluation process is an essential part of good corporate governance and Board effectiveness. Pursuant to its charter, the Compensation and Governance Committee has responsibility for oversight of the Board's annual overall effectiveness reviews, review of individual director performance and similar matters.

At the direction of the Compensation and Governance Committee, our Non-Executive Chair of the Board facilitates the annual assessment of the Board's effectiveness. He conducts individual interviews with Board members and management, facilitating reviews of individual director effectiveness, as well as of the Board as a whole. In turn, the Chair of the Compensation and Governance Committee, along with the Board members, reviews the performance of the Non-Executive Chair of the Board. From time to time, the Board engages independent third parties to review the Board's practices and procedures and assess its effectiveness. Each standing committee of the Board performs a comprehensive annual self-assessment as part of the Board's overall governance effectiveness review and assessment. Results are compiled and discussed by the Board and each committee, and changes in practices, Board composition and procedures are recommended by the Compensation and Governance Committee as necessary.

Board Structure and Processes

Our Commitment to Corporate Governance

Our Board and management have a strong commitment to effective corporate governance. We believe we have a comprehensive corporate governance framework which takes into account applicable regulatory requirements and best practices. The key components of this framework are set forth in the following documents:

- our Bye-laws;
- our Corporate Governance Guidelines;
- our Code of Ethics;
- our Audit Committee Charter; and
- our Compensation and Governance Committee Charter.

The Board regularly reviews corporate governance developments and modifies our Corporate Governance Guidelines, Code of Ethics, committee charters and key Board practices when it believes modifications are warranted. A copy of each of these documents is published on our website at www.renre.com under "Investors—Corporate Governance," except our Bye-laws, which are filed with the SEC and can be found on the SEC website at www.sec.gov. Each of these documents is available in print to any shareholder upon request.

Governance Highlights

- Over 90% of our directors are independent, with an Independent Non-Executive Chair of the Board and fully independent Audit, Compensation and Governance, and Investment and Risk Management Committees.
- Rigorous director evaluation and selection criteria, which encourage diversity and refreshment.
- Board oversight of strategic planning and enterprise-wide risk management, including environmental sustainability and climate change matters.
- Active shareholder engagement.
- Meaningful share ownership guidelines for directors and named executive officers; anti-hedging, anti-pledging and insider trading policies.

Code of Ethics

Our Code of Ethics applies to all of our directors and employees, including our principal executive officer, principal financial officer, and principal accounting officer, and all of our employees performing financial or accounting functions. Our Code of Ethics is available free of charge on our website, www.renre.com, under "Investors—Corporate Governance." We will also provide a printed copy of our Code of Ethics to any shareholder upon request. We intend to disclose any amendments to our Code of Ethics by posting them on our website. Any waivers of our Code of Ethics applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, controller and other executive officers who perform similar functions will be disclosed by filing a current report on Form 8-K with the SEC.

Board Leadership Structure and Engagement

Role of the Non-Executive Chair of the Board

Pursuant to our Corporate Governance Guidelines, the Chair of the Board may be an officer/director or an outside director and may or may not be the Chief Executive Officer, at the option of the Board. The Board believes it should be free to make these determinations depending on what it believes is best for the Company and our shareholders in light of all the circumstances. At this time, the Board has determined that it is appropriate to separate the roles of Chair and Chief Executive Officer. The Board believes that having an independent director serve as Non-Executive

Chair of the Board is in the best interests of the Company and our shareholders at this time and that this structure currently assists the independent directors in the oversight of the Company and facilitates participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Board.

Currently, Mr. Gibbons serves as the Non-Executive Chair of the Board. In addition to chairing each meeting of the Board, the Non-Executive Chair of the Board has significant responsibilities, including: (i) having the authority to call meetings of the Board; (ii) setting the agendas for Board meetings and executive sessions to ensure that Board members receive the information necessary to fulfill the Board's primary responsibilities; (iii) chairing executive sessions of the independent directors; (iv) briefing the Chief Executive Officer on issues that arise in the executive sessions, as appropriate; (v) facilitating discussion among the independent directors on key issues and concerns that arise outside of Board meetings and serving as a non-exclusive conduit to communicate views, concerns and issues of the independent directors to the Chief Executive Officer; (vi) interviewing candidates for directorship; (vii) facilitating the assessment of the Board's effectiveness, at the direction of the Compensation and Governance Committee; and (viii) together or in coordination with the Chief Executive Officer, representing the organization in external interactions with shareholders, employees and other stakeholders.

The Non-Executive Chair of the Board typically does not serve as a member of the Board's three principal standing committees (the Audit Committee, the Compensation and Governance Committee, and the Investment and Risk Management Committee), but rather attends such meetings and other functions of the committees on an ex officio basis as warranted by the facts and circumstances. Given the challenges presented by the COVID-19 pandemic, Mr. Gibbons has been serving as an interim member of the Audit Committee and the Compensation and Governance Committee, as further discussed in "—Meetings and Attendance" below. The Non-Executive Chair of the Board serves as a member of the Transaction Committee and the Offerings Committee, which meet on an as-needed basis.

Meetings and Attendance

Our Bye-laws and operating guidelines prohibit directors from participating in meetings of the Board or its committees while present in the United States or its territories, whether in person, via teleconference or otherwise. Due to these prohibitions, as well as travel restrictions and safety concerns related to the COVID-19 pandemic, our eight directors who are based in the United States were unable to attend certain Board and committee meetings held in Bermuda in 2020. Three of our directors (two of whom are independent) are based outside of the United States: Mr. Gibbons, our Non-Executive Chair of the Board, Mr. O'Donnell, our Chief Executive Officer, and Mr. Gray.

Despite these unique circumstances, our independent directors continued to discharge their oversight and fiduciary duties in the ordinary course, including by holding regular, robust virtual informational sessions designed to cover the same information normally covered at Board and committee meetings, supplemented by additional informational calls and reports. When action requiring a formal Board or committee meeting with a vote of directors was necessary, we convened formal meetings of the Board or the applicable committee (or subcommittee thereof) with only those directors not based in the United States participating in order to comply with our Bye-laws and operating guidelines. Despite these unprecedented challenges, we believe we maintained good governance practices while complying with Bermuda law and SEC and NYSE regulations, as well as with our Bye-laws, corporate governance documents and operating guidelines.

Our Board held the following informational sessions and formal meetings of the Board and committees during 2020:

	Board	Audit Committee or Subcommittee	Compensation and Governance Committee or Subcommittee	Investment and Risk Management Committee	Transaction Committee	Offerings Committee
Meetings	4	3	5	1	1	1
Virtual Informational Sessions	5	7	3	3	—	—

Messrs. Gibbons, Gray and O'Donnell – our three directors who are based outside of the United States – each attended 100% of the meetings of the Board and committees of the Board on which he served during 2020 (during the periods that he served). Due to the restrictions noted above, our eight U.S.-based directors – Messrs. Bushnell, Santomero, Hennes and Klehm, Mses. Hamilton, Sanders and Trudell, and Dr. Rahmani – were not able to attend certain Board and committee meetings, and, as a result, did not attend 75% or more of the formal meetings of the Board and committees of the Board on which he or she served during 2020 (during the periods that he or she served). However, each U.S.-based director attended all of the informational sessions of the Board and respective committees, and attended all of the formal meetings of the Board and committees of the Board on which he or she served during 2020 (during the periods that he or she served) that he or she was able to safely attend. For more information on our committees, please see below.

Generally, it is the practice of our Board to attend our annual general meetings of shareholders. However, due to the safety concerns and travel restrictions discussed above, none of our non-executive directors were able to attend our 2020 Annual General Meeting, which was held on May 18, 2020 in Bermuda.

As travel bans and restrictions enacted in response to the COVID-19 pandemic are eased or lifted, we expect that our directors will attend meetings of the Board and of the committees of the Board on which he or she serves, and the annual general meeting of shareholders, in line with historical practices.

Executive Sessions

Separate executive sessions of our non-management directors are held in conjunction with each regular quarterly Board meeting. The Non-Executive Chair of the Board presides at these executive sessions of the Board. The standing committees of the Board also conduct regular executive sessions, which are chaired by the respective chairs of the committees. In 2020, executive sessions of our non-management directors were also held in connection with the virtual informational sessions of the Board and standing committees.

Director Orientation and Continuing Education

Our Compensation and Governance Committee oversees the orientation process for new directors. Each new director and new member of a Board committee participates in a comprehensive orientation program run by management. The orientation includes presentations by senior management to familiarize the new director with our strategic plan, significant accounting and risk management issues, compliance programs, Code of Ethics, and other relevant topics.

We encourage our directors to participate in continuing education programs and reimburse them for reasonable expenses associated with third-party training programs relating to our business, industry or the discharge of Board duties. We also provide ongoing education programs on topics relevant to RenaissanceRe and our industry as part of regular Board and committee meetings, and directors are invited and encouraged to visit our offices to meet with management.

Communicating with the Board

Any shareholder or other party may communicate directly with the Board, any committee of the Board or our non-management directors as a group by writing to the intended recipient in the care of the Corporate Secretary. Shareholders can send communications electronically through our website at www.renre.com by clicking on "email" under "About Us—Contacts—Legal or Corporate Information" or by mail to: RenaissanceRe Holdings Ltd., P.O. Box HM 2527, Hamilton HMGX, Bermuda, Attn: Corporate Secretary. If properly addressed, communications will be forwarded to the intended recipient unopened.

The Audit Committee, on behalf of itself and our other non-management directors, has established procedures to enable employees or other parties who may have a concern about our conduct or policies to communicate that concern. Our employees are encouraged and expected to report any conduct which they believe in good faith to be an actual or apparent violation of our Code of Ethics. In addition, as required by the Sarbanes-Oxley Act of 2002, the Audit Committee has established procedures for receiving, retaining and treating complaints regarding accounting, internal accounting controls or auditing matters, as well as for confidential submission by Company employees of concerns regarding questionable accounting or auditing matters, among other things. These communications may be anonymous, and may be submitted in writing, e-mailed or reported by phone through various internal and external mechanisms as provided on the Company's internal website. Additional procedures by which internal communications may be made are provided to each employee. Our Code of Ethics prohibits any employee or director from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

Committees of the Board

The Board maintains three principal standing committees: the Audit Committee, the Compensation and Governance Committee, and the Investment and Risk Management Committee. The primary responsibilities of these committees are summarized below and more fully described in their charters. These committees may delegate any of their responsibilities to a subcommittee composed of one or more members of the committee. In addition, the Board maintains two standing, special purpose committees: the Transaction Committee and the Offerings Committee. The responsibilities of these committees are summarized below.

The Board has determined that each member of the Audit Committee and the Compensation and Governance Committee meets the applicable independence standards of the Commission and the NYSE. The Board has also determined that each member of the Audit Committee is financially literate and has accounting or related financial management expertise as required by NYSE rules and is an "audit committee financial expert" under the Commission's rules in each case given his or her experience as set forth in his or her biography above.

Audit Committee

Members

David C. Bushnell (Chair)
Valerie Rahmani
Carol P. Sanders
James L. Gibbons (interim)
Brian G. J. Gray (interim)

The Audit Committee's key responsibilities include oversight of:

- Our accounting and financial reporting process, as well as the integrity, quality and accuracy of our financial statements, including internal controls;
- Our operational risk assessment and risk management process;
- Our compliance with legal and regulatory requirements, including review of our Code of Ethics and internal compliance program;
- Our information and cybersecurity programs;
- Our independent auditor's appointment, compensation, qualifications, independence and performance; and
- The performance of our internal audit function.

Compensation and Corporate Governance Committee

Members

Henry Klehm III (Chair)
Jean D. Hamilton
Cynthia Trudell
James L. Gibbons (interim)

The Compensation and Corporate Governance Committee's key responsibilities include:

Compensation-Related

- Determining compensation of our Chief Executive Officer and directors, and reviewing and approving our Chief Executive Officer's recommendations of other key executives' compensation;
- Overseeing incentive and stock-based compensation plans, including granting and setting the terms of awards;
- Evaluating performance of executive officers;
- Reviewing and recommending policies, practices and procedures concerning compensation strategy and other human resources-related matters, including DEI and employee development;
- Reviewing and advising on executive succession planning; and
- Reviewing, analyzing and overseeing the mitigation of risks associated with our compensation programs.

Corporate Governance-Related

- Overseeing and supervising the director nomination process, including identifying and evaluating prospective Board candidates;
- Reviewing and monitoring the performance and composition of the Board and its committees;
- Overseeing the new director orientation process and director continuing education policies;
- Developing and evaluating our corporate governance practices and procedures, including compliance with legal and regulatory requirements;
- Assisting our Board in overseeing sustainability and corporate responsibility policies and programs and similar ESG, DEI and CSR initiatives; and
- Reviewing any properly submitted shareholder proposals.

Compensation and Corporate Governance Committee Advisors

The Compensation and Governance Committee has the authority to select, retain and dismiss compensation consultants, financial and other advisors and independent legal counsel as it deems necessary in accordance with the procedures set forth in the charter and considering independence and potential conflicts of interest. For a discussion regarding our independent compensation consultant, please see "Executive Compensation—Compensation Discussion and Analysis—Compensation Determination Process—Role of Compensation Consultants" below.

In addition, our Compensation and Governance Committee reviews our compensation programs for consistency with our risk management practices and to assist us in ensuring that our programs align our executives and employees with the long-term interests of shareholders in light of the market cycles and earnings volatility that characterize our industry. For a discussion regarding our compensation policies and practices as they relate to our risk management see "Executive Compensation—Compensation Discussion and Analysis—Compensation Governance—Compensation and Risk Management" below.

Compensation Committee Interlocks and Insider Participation

Mr. Gibbons, Mr. Gray, Ms. Hamilton, Mr. Klehm and Ms. Trudell served on the Compensation and Governance Committee during the 2020 fiscal year. No member of the Compensation and Governance Committee during the 2020 fiscal year was an officer or employee of the Company during the 2020 fiscal year or was formerly an officer of the Company, or had any relationship requiring disclosure by the Company as a transaction with a related person under Item 404 of Regulation S-K ("Regulation S-K") of the U.S. Securities Act of 1933, as amended (the "Securities Act"). No executive officer of the Company served on any board of directors or compensation committee of any other company for which any of our directors served as an executive officer at any time during the 2020 fiscal year.

Investment and Risk Management Committee

Members	The Investment and Risk Management Committee's key responsibilities include:
Anthony M. Santomero (Chair) Brian G. J. Gray Duncan P. Hennes	• Overseeing our investment strategies, performance and risk management; • Reviewing management procedures to develop investment strategies and risk limits and monitoring adherence to those guidelines; • Reviewing and monitoring investment manager and investment portfolio performance; • Assisting the Board with assessing our financial, non-operational risk management, in coordination with the Audit Committee; and • Overseeing the processes used to manage key financial risks, including risks related to liquidity, solvency margins, reinsurance program limits, third-party credit risk and foreign exchange exposure.

Special Purpose Committees

Transaction Committee

The Transaction Committee presently consists of Messrs. Gibbons, Gray and O'Donnell (Chair) and Ms. Hamilton. The Transaction Committee has the authority of the Board to consider and approve, on behalf of the full Board, certain strategic investments and other possible transactions.

Offerings Committee

The Offerings Committee presently consists of Messrs. Gibbons, Gray and O'Donnell (Chair) and Ms. Hamilton. The Offerings Committee has the authority to consider and approve, on behalf of the full Board, transactions pursuant to our shelf registration program, including setting the terms, amount and price of any such offering.

Certain Relationships and Related Transactions

We have adopted a written policy with respect to the review, approval and ratification of transactions with related persons. The policy covers, among other things, transactions between us and any of our executive officers, directors, nominees for director, any of their immediate family members or any other related persons as defined in Item 404 of Regulation S-K. Each transaction covered by this policy is reviewed to determine whether the transaction is in the best interests of the Company and our shareholders. The transactions described below include certain transactions we have entered into with parties that are, or could be deemed to be, related to us.

Relationship with BlackRock, Inc.

BlackRock, Inc. ("BlackRock") reported a beneficial ownership interest of more than 5% of our common shares as of December 31, 2020. Affiliates of BlackRock provide investment management, risk analytics and investment accounting services to us. During 2020, we incurred $6.3 million in fees relating to these services. These fees were at then-prevailing market rates determined pursuant to arm's-length negotiations between us and such affiliates.

Relationship with Coralisle Group Ltd.

Mr. Gibbons is the Treasurer of EGL, the parent company of Coralisle. We entered into reinsurance contracts with Coralisle pursuant to which we received premiums of approximately $278,000 from Coralisle in 2020, and paid claims to Coralisle of approximately $62,000 in 2020. We renewed certain of these reinsurance contracts in December 2020 and we expect to receive premiums of approximately $296,000 from Coralisle in 2021 as a result of those renewals. To date in 2021, we have paid approximately $1,200 of claims to Coralisle. In his position at EGL, Mr. Gibbons is not directly involved in the management of Coralisle, and all of these transactions with Coralisle were entered into in the ordinary course of business on terms available to similarly situated parties.

Use of Company Aircraft

Pursuant to their employment agreements, our named executive officers and certain other officers are permitted business use and a limited amount (the equivalent of 15 hours per year of use of the base airplane for 2020) of Company-funded personal use of our fractional interest program with NetJets Aviation Inc. ("NetJets"). On occasion, we may allow additional hours of Company-funded personal use of our aircraft interest on a case-by-case basis. In 2020, for safety reasons, the Compensation and Governance Committee adopted a policy allowing our named executive officers reasonable additional Company-funded personal use of our NetJets program for the duration of the COVID-19 pandemic. The aggregate incremental cost to us of any personal use is included in the Summary Compensation Table below. Our named executive officers pay imputed income tax on the value of these benefits and are not entitled to tax gross-ups on any perquisites. In addition, Mr. O'Donnell; Ross Curtis, our Chief Underwriting Officer; and Robert Qutub, our Chief Financial Officer have each entered into an aircraft use agreement with us which allows them to use our fractional interest program with NetJets for additional travel beyond that which is provided for in their employment arrangements, provided that they pay for such use in advance of any trip at the fully loaded variable rate (which rate represents our aggregate incremental cost of such use within the meaning of Regulation S-K and the rules and other guidance of the Commission). In addition, they must maintain a deposit with us from which we are authorized to withdraw funds in order to satisfy any amounts owed under the agreement. Prior to his departure, Stephen Weinstein, our former Group General Counsel and Chief Compliance Officer, was also a party to an aircraft use agreement with us. The form of aircraft use agreement was approved by the Compensation and Governance Committee. None of our named executive officers had any additional personal use of the aircraft interest for travel during 2020 for which they were required to reimburse us. For additional information regarding our named executive officers' and certain other officers' use of our corporate aircraft, see "Executive Compensation—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Additional Compensation Practices—Other Benefits and Perquisites" below.

Housing Arrangements with Executive Officers

As discussed under "Executive Compensation—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Additional Compensation Practices—Other Benefits and Perquisites" below, we provide housing allowances to certain of our named executive officers, as well as to other executive officers and employees. The amount of the housing allowance is included in the Summary Compensation Table for each named executive officer (see "Executive Compensation—Executive Compensation Tables—All Other Compensation Table" below). Our executive officers pay imputed income tax on the value of these benefits and are not entitled to tax gross-ups on any perquisites. From time to time, our subsidiaries enter into long-term leases for properties in Bermuda, which we sublease to certain officers, including certain of our named executive officers. In November 2015, one of our subsidiaries entered into a long-term lease of a property in Bermuda and subsequently subleased this property to Mr. O'Donnell for his Bermuda residence. We are not currently the lessee on the lease of residences of any of our other named executive officers.

Charitable Donations

RenaissanceRe provides support to various charitable organizations in Bermuda and other communities in which we operate, including organizations that support insurance industry education and training, crime prevention, substance abuse prevention, affordable housing and educational assistance. As part of our efforts, we match donations made by our employees to appropriately registered charities up to certain maximum amounts and make direct charitable contributions. Certain of our executive officers and directors, and spouses of certain of these persons, serve and have served as directors, officers or trustees of some of these organizations. In 2020, we donated $220,000 to the R Street Institute. Mr. Weinstein was elected a director of the R Street Institute in December 2020. We have made donations to the R Street Institute in the past, and other employees of RenaissanceRe have served on the R Street Institute Board of Directors. Except for this donation, we did not contribute more than $120,000 to any one charity in 2020 for which any of our executive officers and directors, and spouses of certain of these persons served as a director, officer or trustee.

The Board's Role and Key Responsibilities

Strategic Oversight

Our Board believes that long-range strategic issues should be discussed and reviewed at regular Board meetings. Our Corporate Governance Guidelines provide that the Board review and critique our strategic plan at least annually, with quarterly reviews of performance in comparison to the financial plan. Senior management and the full Board engage in long-term strategy discussions at least annually, and the Board and committees regularly receive updates from business function leaders on our performance against our tactical plans.

Our strategic plan drives the Board's goal setting in many areas. For example, the goals of each Board committee are tied to the achievement of the strategic plan. The Compensation and Governance Committee determines and measures compensation against the achievement of strategic goals and objectives.

Risk Oversight

We consider enterprise-wide risk management to be a key strategic objective and believe that our enterprise-wide risk management processes and practices help to identify potential events that may affect us; quantify, evaluate and manage the risks to which we are exposed; and provide reasonable assurance regarding the achievement of corporate objectives. For each identified and measured risk, we have identified (i) a day-to-day owner and management response, (ii) a process for monitoring and reporting on the risk, (iii) a senior management committee, and (iv) Board and/or committee oversight. We believe that this risk management process, along with our culture and focus on enterprise-wide risk management, ensures effective risk oversight by our Board.

Risk Management Process

BOARD

- The Board is responsible for overseeing enterprise-wide risk management and is actively involved in the monitoring of risks that could affect us.
- The members of the Board have regular, direct access to the senior executives and other officers responsible for coordinating enterprise-wide risk management, including our Chief Financial Officer, Group Chief Risk Officer, Group Chief Underwriting Officer, and Group General Counsel, each of whom reports directly to our Chief Executive Officer, as well as other senior personnel such as our Chief Investment Officer, Chief Accounting Officer, Chief Human Resources Officer, Head of Internal Audit, Chief Compliance Officer, Chief Technology Officer, Corporate Information Security Officer and Corporate Actuary.
- The Board delegates certain of its risk management responsibilities to its committees as set forth in the committee charters and described under "—Board Structure and Processes—Committees of the Board" above, with key risks set forth below.
- The Non-Executive Chair of the Board participates in meetings of each committee from time to time on an ex officio basis and monitors the identification of risks or other matters that might require cross-committee coordination and collaboration or the attention of the full Board. As discussed in "—Board Structure and Processes—Board Leadership and Engagement—Meetings and Attendance" above, Mr. Gibbons has also been serving as an interim member of the Audit Committee and the Compensation and Governance Committee during the COVID-19 pandemic.

COMMITTEES

- Each committee regularly receives and discusses materials from the other committees, and we believe this allows the directors to be aware of the various risks across the Company.
- Each committee performs a comprehensive annual self-assessment as part of the Board's overall governance effectiveness review and assessment, which reflects the committees' evaluation of our corporate risk management practices and, if applicable, the identification of potential new oversight needs in light of changes in our strategy, operations or business environment.

Key Risks Overseen

Audit Committee

- Financial statements integrity and reporting
- Cybersecurity and business continuity
- Legal, regulatory and compliance
- Tax compliance

Compensation and Governance Committee

- Executive and employee compensation
- Succession planning (executive and director)
- DEI, employee development, CSR and similar ESG matters
- Governance structure and processes
- Shareholder concerns

Investment and Risk Management Committee

- Enterprise risk management framework
- Investment strategies and risk limits
- Key financial, non-operational risk or exposures
- Reserve risk
- Capital and liquidity requirements

MANAGEMENT

- At least annually, our Chief Risk Officer presents a comprehensive risk management overview to the Board to demonstrate management coverage and Board oversight of significant identified risks. This overview outlines our procedures for the identification and measurement of, response to, and monitoring and reporting of risk.
- Management representatives from our risk, legal, regulatory, compliance, human resources, treasury, finance, investments, reserving, information security, accounting and internal audit functions:
  - Regularly report to the Board and each committee at quarterly scheduled sessions, including at least annually to the Compensation and Governance Committee regarding the potential risks of our compensation policies and practices; and
  - Separately meet with, and are interviewed by, our committees in executive sessions.

Cross-Committee Risk and Strategy Oversight Collaboration

At their quarterly meetings, each committee reviews and discusses its current and future agendas in the context of our strategic plan and any new Company, industry or market information and identifies matters that should be discussed with other committees or the full Board. In addition, each standing committee reports to the full Board at each quarterly Board meeting. Our Audit, Compensation and Governance, and Investment and Risk Management Committees coordinate their oversight of our financial and operating risks and routinely collaborate to address specific matters requiring coordination and cross-committee oversight. We believe that these collaborative efforts sustain high levels of enterprise-wide risk management and facilitate sound corporate governance.

Succession Planning

We believe that succession planning is key to ensuring effective risk oversight and execution of our strategy and that our succession planning programs ensure that the Board has appropriate oversight. On behalf of the Board, our Compensation and Governance Committee collaborates with our Chief Executive Officer in the development and monitoring of our programs for emergency and long-term executive succession, generally on a quarterly basis. To foster diverse talent, we apply a DEI lens to the selection process for our leadership and management development programs. Individuals who we believe have potential for senior executive positions are identified to the Compensation and Governance Committee, in part utilizing the results of the Company's internal review and feedback processes. The careers of these individuals are monitored to ensure that over time they have appropriate exposure both to the Board and to our businesses. These individuals interact with our Board in various ways, including through participation in Board meetings and other Board-related activities and meetings with individual directors. The Compensation and Governance Committee regularly briefs the full Board on these matters.

Environmental and Corporate Social Responsibility

Our commitment to ESG matters has been a central part of our corporate strategy at RenaissanceRe and it remains one of our core values today. Our Board recognizes the importance of investing time and resources in business practices that emphasize environmental and CSR, and oversees internal strategies and related activities through regularly scheduled reports by management to the Board and its committees throughout the year.

In 2020, our leadership team adopted a formal ESG strategy, which focuses on three core areas where we apply our core business strengths to make a meaningful impact on society—promoting climate resilience, closing the protection gap, and inducing positive societal change:

For additional information on our ESG activities, see our new ESG webpage (www.renre.com/about-us/esg-at-renaissancere)



Promoting Climate Resilience
Developing and sharing our skills and expertise to help the world better manage climate risk
Closing the Protection Gap
Partnering to provide sustainable risk mitigation solutions for those who are vulnerable in society
Inducing Positive Societal Change
Shaping a positive environment for our people and communities

Promoting Climate Resilience

At RenaissanceRe, we understand the considerable environmental and social risks related to climate change. For more than 25 years, we have been a leader in understanding and modeling atmospheric hazards and the economic impact of climate-related events. Based on the research of our team of scientists, meteorologists, and engineers at our RenaissanceRe Risk Sciences Inc. subsidiary, we believe that climate change is driven by human activity and is contributing to an increase in the frequency and severity of natural catastrophes over and above normal climate variability, and that this trend will persist into the future.

We proactively engage with our stakeholders to promote resiliency in order to help our clients, and the homeowners and businesses they serve, adapt to and manage climate change risks. Consideration of the impacts of climate change on our clients and the communities they serve is integral to our enterprise risk management process. We have taken measures to mitigate losses related to climate change through our underwriting process and by continuously monitoring and adjusting our risk management models to reflect the higher level of risk that we think will persist. We leverage our industry-leading climate data and expertise to integrate the anticipated impact of climate change holistically into our enterprise risk management process and catastrophe models. Our management provides regular reports to our Board and its committees on these issues, which are central to our governance processes.

Closing the Protection Gap

We have a long track record of leadership in applying our risk expertise and leveraging our partnerships to increase the economic resiliency of vulnerable communities. Reinsurance plays an important role in helping communities recover after a natural disaster, and we have made significant commitments to reduce the protection gap and mitigate the impact of natural disasters on populations and economies in the developing world. We have a dedicated global team focused on public sector partnership activities to support our continued work in this space.

Inducing Positive Societal Change

At RenaissanceRe, our people are our most valuable resource and core to our success. There is a uniform commitment by executive management to foster an environment where every person on our team can succeed. The Compensation and Governance Committee is actively engaged in the oversight of these initiatives and receives regular updates from management on progress and developments.

We strive to hire talented people and invest heavily in their development to aid them in their professional and personal growth. We endeavor to provide a safe, healthy and supportive work environment that promotes the well-being of our employees and the value that they contribute to our global organization. We believe that by seeking diversity, creating equity and practicing inclusion we will build an even stronger culture and company. Our cross-functional DEI Executive Council chaired by Mr. Curtis, our Chief Underwriting Officer, sets our DEI strategy, identifying focus areas such as raising awareness of DEI throughout our organization, enhancing our recruitment and selection process, and furthering equity around leadership opportunities and development. We take a thoughtful and thorough approach to learning and discussing important DEI topics at RenaissanceRe utilizing our *Think Global, Act Local* framework.

We also believe that it is important to be an engaged member of the communities in which we live and work, and that CSR is good for our communities, employees and business. We execute our global CSR strategy through a locally-led philosophy, encouraging our employees to engage in volunteer activities and initiatives that make an impact in local communities while contributing to our annual global giving theme and CSR objectives for the year. We have a generous charitable donation program and primarily give through our employee matching program, global and local community grants, employee volunteerism, and our RenaissanceRe Undergraduate Scholarship Program. Additional information on our human capital resources and practices related thereto can be found in our Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”).

Director Compensation

Director Compensation Table

The following table sets forth information concerning compensation paid to each director who served on the Board during 2020, other than Mr. O'Donnell, whose compensation as our President and Chief Executive Officer is set forth under "Executive Compensation—Executive Compensation Tables—Summary Compensation Table" below:

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
David C. Bushnell	145,000	154,894	299,894
James L. Gibbons	190,000	304,846	494,846
Brian G. J. Gray	110,000	154,894	264,894
Jean D. Hamilton	110,000	154,894	264,894
Duncan P. Hennes	110,000	154,894	264,894
Henry Klehm III	145,000	154,894	299,894
Valerie Rahmani	110,000	154,894	264,894
Carol P. Sanders	110,000	154,894	264,894
Anthony M. Santomero	145,000	154,894	299,894
Cynthia Trudell	110,000	154,894	264,894

(1) Amounts shown reflect annual retainer and annual committee chair retainer, as described below.

(2) The amounts in this column represent the aggregate grant date fair value of time-vested restricted shares granted to our non-employee directors in 2020, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, excluding the effect of estimated forfeitures. The assumptions made in the valuation of stock awards are discussed in Note 17 (Stock Incentive Compensation and Employee Benefit Plans) of our 2020 Form 10-K. These values do not represent the actual value the recipient will or has received from the award. On March 1, 2020, each of Messrs. Bushnell, Gray, Hennes, Klehm and Santomero, Mses. Hamilton and Sanders, and Dr. Rahmani were awarded 909 restricted shares and Mr. Gibbons was awarded 1,789 restricted shares. All of the restricted shares awarded to our non-employee directors in 2020 will vest in three substantially equal annual installments beginning on March 1, 2021. The aggregate number of stock awards outstanding as of December 31, 2020 for each director who served on the Board during 2020 was as follows: Mr. Gibbons: 3,872 restricted shares; Messrs. Bushnell, Gray, Hennes, Klehm and Santomero, Mses. Hamilton and Sanders, and Dr. Rahmani: 1,915 restricted shares each; and Ms. Trudell: 1,468 restricted shares.

Director Compensation Program

The Compensation and Governance Committee reviews director compensation annually. While the Compensation and Governance Committee does not target specific director pay levels against market data, with the assistance of Mercer (U.S.) Inc. ("Mercer"), its independent compensation consultant, the Compensation and Governance Committee analyzes the competitiveness of our director compensation using market data for non-employee directors of the same group of peer companies used to evaluate executive compensation (see "Executive Compensation—Compensation Discussion and Analysis—Compensation Determination Process—Peer Group—The Market for Talent" below). The Compensation and Governance Committee reviews both the structure and amount of non-employee director compensation paid at these companies. In addition, since the talent market for directors is broader than the market for executives, the Compensation and Governance Committee also reviews director compensation among companies in the S&P MidCap 400 and the S&P 500 indices. In connection with its annual 2020 review, the Compensation and Governance Committee determined to increase certain elements of non-executive director compensation as described below.

Annual Cash Retainers. During 2020, each of our non-employee directors other than the Non-Executive Chair of the Board received an annual cash retainer of $110,000, increased from $90,000 in 2019. Our Non-Executive Chair of the Board received an annual cash retainer of $190,000, increased from $170,000 in 2019, due to the additional responsibilities and duties of his position, which are described above under "—Board Structure and Processes—Board Leadership Structure and Engagement—Role of the Non-Executive Chair of the Board." In addition, the

Chairs of our Audit Committee, Compensation and Governance Committee, and Investment and Risk Management Committee each received a committee chair cash retainer of $35,000, increased from $30,000 in 2019. If a non-employee director joins the Board after the start of the fiscal year, the director will be paid a prorated retainer based on the number of regularly scheduled Board meetings anticipated to be attended as director, subject to a minimum of 50% of the annual retainer fee.

Additionally, we reimburse all directors for expenses incurred in connection with service on the Board, including reimbursement of expenses incurred in connection with attending educational seminars. Further, the Non-Executive Chair of the Board is reimbursed for expenses incurred in connection with attending certain industry events and functions. Generally, spousal travel on our corporate aircraft in connection with a business-related trip of a director is permitted, with spousal travel added to the director's reported U.S. federal income, as applicable, based on the standard industry fare level valuation method. There is no incremental cost to us of providing this benefit.

Equity Awards. Our Compensation and Governance Committee weights directors' compensation heavily in equity-based incentive awards to align their interests with the long-term interests of our shareholders. During 2020, each non-employee director other than the Non-Executive Chair of the Board received a grant of restricted shares valued at approximately $155,000, and the Non-Executive Chair of the Board received a grant of restricted shares valued at approximately $305,000. These grants represented increases of $15,000 as compared to the 2019 grants. Restricted shares granted to our non-employee directors generally vest in equal annual installments over three years. These restricted shares generally accelerate and vest on a director's separation from service on the Board unless a director is requested to depart the Board for cause, in which case such restricted shares are forfeited. Dividends are paid currently on time-vested restricted shares. Non-employee directors who start mid-year receive a full-value annual restricted stock grant. The date of grant for such awards will be the director's start date, and the awards will vest on the same dates as the regular director grants.

Limitation on Non-Employee Director Compensation. Pursuant to the RenaissanceRe Holdings Ltd. 2016 Long-Term Incentive Plan (the "2016 LTI Plan"), the maximum value of any awards granted to any non-employee director in any one calendar year, taken together with any cash fees paid to such non-employee director during such calendar year, may not exceed $1,500,000.

Director Equity Ownership Policy; No Hedging or Pledging

Pursuant to our equity ownership policy for independent directors, which furthers our goal of aligning the interests of our directors and shareholders, each of our independent directors is required to hold common shares (including vested and unvested restricted shares) having a value equal to five times his or her then-current annual cash retainer or such lesser amount as the director has been granted to date. Our independent directors generally are not permitted to sell any of the equity granted to them unless they have met their ownership requirements. As of December 31, 2020, all of our independent directors had satisfied their ownership requirements other than Ms. Trudell, who did not join the Company until May 15, 2019. Ms. Trudell is in compliance with our guidelines because she is not required to purchase shares in the open market in order to satisfy her ownership requirements.

In addition, our directors are subject to our anti-hedging, anti-pledging and other trading policies, which prohibit transactions in our securities outside of designated "window" periods (except pursuant to previously adopted and approved Rule 10b5-1 plans), hedging the market value of any of our securities, and short sales of, or margin loans on, our securities. We believe that each of our directors is in compliance with our anti-hedging, anti-pledging and other trading policies.

Executive Officers

Our executive officers provide functional oversight of our business units and have primary responsibility for setting Company policy and decision-making authority. Our executive officers, as defined in the Exchange Act, include our Chief Executive Officer, Chief Financial Officer, Group Chief Underwriting Officer, Group Chief Risk Officer and Group General Counsel, Chief Investment Officer and Chief Accounting Officer.



Kevin J. O'Donnell

Age: **54**

President and Chief Executive Officer

Mr. O'Donnell has served as our Chief Executive Officer since July 2013 and as our President since November 2012. Mr. O'Donnell has served in a number of roles since joining the Company in 1996, including Global Chief Underwriting Officer, Executive Vice President, Senior Vice President, Vice President and Assistant Vice President. Mr. O'Donnell also served as the Chair of the Global Reinsurance Forum from 2018 to 2020 and as the Chair of the Association of Bermuda Insurers and Reinsurers in 2017 and 2018.



Robert Qutub

Age: **59**

Executive Vice President and Chief Financial Officer

Mr. Qutub has served as our Executive Vice President and Chief Financial Officer since August 2016. Prior to joining RenaissanceRe, Mr. Qutub served as Chief Financial Officer and Treasurer for MSCI Inc., a leading provider of portfolio construction and risk management tools and services for global investors, from July 2012 to May 2016. Prior to MSCI Inc., Mr. Qutub was with Bank of America from November 1994 to June 2012, where he held several segment Chief Financial Officer roles. He has served on the Board of Directors of USAA Federal Savings Bank since June 2014 and also served in the United States Marine Corps.



Ross A. Curtis

Age: **48**

Executive Vice President and Group Chief Underwriting Officer

Mr. Curtis has served as our Group Chief Underwriting Officer since July 2014 and Executive Vice President since May 2020. Mr. Curtis has served in a number of roles since joining the Company in 1999 as a Catastrophe Reinsurance Analyst, including Chief Underwriting Officer of European Operations based in London from 2010 to 2014 and Senior Vice President of Renaissance Reinsurance Ltd. in Bermuda, primarily responsible for underwriting the international and retrocessional property catastrophe portfolios and assisting in the development of our specialty reinsurance lines, from 2006 to 2010.



Ian D. Branagan

Age: **53**

Executive Vice President and Group Chief Risk Officer

Mr. Branagan has served as our Group Chief Risk Officer since 2009 and as Executive Vice President since May 2020. Mr. Branagan joined the Company in 1998 to open our Dublin office, later relocating to Bermuda with additional responsibilities for underwriting risk and modeling across our (re)insurance operations. Mr. Branagan subsequently assumed the responsibility of managing risk globally, including as Head of Group Risk Modeling in 2005 and, in 2013, relocated to our London office. Prior to joining the Company, Mr. Branagan led the international activities of Applied Insurance Research Inc. ("AIR"), which included the development and marketing of AIR's catastrophe models and tools.



Shannon L. Bender

Age: **54**

Senior Vice President, Group General Counsel and Corporate Secretary

Ms. Bender has served as our Senior Vice President, Group General Counsel and Corporate Secretary since joining the Company in January 2021. Prior to joining RenaissanceRe, Ms. Bender served as Senior Vice President and Chief Corporate Counsel of CIT Group Inc.



Sean G. Brosnan

Age: **45**

Senior Vice President and Chief Investment Officer

Mr. Brosnan has served as our Senior Vice President and Chief Investment Officer since April 2017. Mr. Brosnan has served in a number of roles since joining the company in 2004, including Vice President, Managing Director of Investments from 2012 to 2017 and Chief Executive Officer of Renaissance Reinsurance of Europe Unlimited Company from 2014 to 2017. Prior to joining the Company, Mr. Brosnan worked in investment and finance positions at Irish Life Investment Managers and Bank of Ireland. Mr. Brosnan is a Chartered Certified Accountant and a CFA Charterholder.



James C. Fraser

Age: **45**

Senior Vice President and Chief Accounting Officer

Mr. Fraser has served as our Senior Vice President and Chief Accounting Officer since December 2016. He joined RenaissanceRe in 2009, and served as our Vice President and Head of Internal Audit from 2011 through 2016. Prior to joining the Company, Mr. Fraser worked in finance and risk management positions at XL Capital and Deloitte. Mr. Fraser is a Chartered Professional Accountant and a Certified Internal Auditor.

Executive Compensation

PROPOSAL 2

Advisory Vote on the Compensation of our Named Executive Officers



The Board unanimously recommends that shareholders vote **FOR** the approval of the compensation of the Company's named executive officers, as disclosed in the compensation discussion and analysis, compensation tables and narrative discussion contained in this proxy statement.

We are submitting to our shareholders an advisory vote, commonly known as a "say-on-pay" proposal, to approve the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K. This advisory vote gives shareholders a mechanism to convey their views about our executive compensation program and policies. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. The following resolution will be submitted for a shareholder vote at our Annual Meeting:

"RESOLVED, that the shareholders of the Company approve the compensation of the Company's named executive officers, as disclosed in the proxy statement for the Company's Annual General Meeting pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

Recommendation and Vote Required

The Board urges you to review carefully the information under the heading "Executive Compensation" in this proxy statement and to vote, on an advisory basis, to approve the compensation of our named executive officers. Although your vote on executive compensation is not binding on the Board or the Company, the Board values the views of the Company's shareholders. The Board and the Compensation and Governance Committee will review the results of the vote and take them into consideration in addressing future compensation policies and decisions.

Approval of this proposal requires the affirmative vote of a majority of the votes cast at the Annual Meeting and entitled to vote thereon.

Compensation Discussion and Analysis

Our named executive officers for purposes of this proxy statement are:

- Kevin J. O'Donnell, our President and Chief Executive Officer;
- Robert Qutub, our Executive Vice President and Chief Financial Officer;
- Ross A. Curtis, our Executive Vice President and Group Chief Underwriting Officer;
- Ian D. Branagan, our Executive Vice President and Group Chief Risk Officer; and
- Stephen H. Weinstein, our former Executive Vice President, Group General Counsel, Corporate Secretary and Chief Compliance Officer until his departure on December 31, 2020.

Executive Summary

Our Strategy and Compensation Philosophy

We aspire to be the world's best underwriter by matching well-structured risks with efficient sources of capital, and our mission is to produce superior returns for our shareholders over the long term. Our strategy for achieving these objectives, which is supported by our core values, our principles and our culture, is to operate an integrated system of what we believe are our three competitive advantages: **superior customer relationships, superior risk selection and superior capital management.**

We have a team-based approach to leading, managing and operating the Company. Our executives develop and implement our strategy on a Company-wide basis, in addition to being responsible for their specific business units and functions. Our executive compensation program reflects this approach, rewarding executives based on overall Company performance.

Our executive compensation program is designed to:	We do this by:
• support our strategy and risk-management practices; • align the interests of our executives with the long-term interests of our shareholders; • encourage operational and financial consistency over the market cycles and earnings volatility that are inherent and unique to our industry; and • promote our team-based approach.	• making a meaningful portion of named executive officer compensation at-risk pay through annual incentive bonuses and long-term incentive awards; • rewarding our named executive officers based primarily on our overall performance rather than the performance of individual business units or functions; and • requiring our named executive officers to own a significant number of our shares and prohibiting pledging, hedging and similar transactions of our shares.

2020 Executive Compensation Highlights

To achieve the goals of our executive compensation program, the Compensation and Governance Committee has developed a target pay mix for our Chief Executive Officer and other named executive officers that ties a significant portion of their compensation to the Company's short- and long-term performance. We measure success against a mix of key performance metrics, the majority of which are objectively measurable. We believe this mix of metrics aligns the interests of our executives and shareholders and rewards our Chief Executive Officer and other named executive officers for delivering strong performance on our strategic plan without incentivizing excessive risk taking.

		Compensation Component*	Description	Benchmarks/Metrics
	Short Term	**Salary** CEO 14% Other NEOs 20%	Fixed component of compensation	Reflects expertise and scope of responsibilities in a competitive market for executive talent

At-Risk Pay	Short Term	**Annual Incentive Bonus**
		CEO 30%
		Other NEOs 26%
			Annual, at-risk cash incentive program designed to promote achievement of financial metrics and strategic accomplishments against pre-defined targets that support long-term growth and operational efficiencies	• **One-year** performance period
				• Metrics:
				  • Combined ratio rank (relative to peers) **(16.7%)**
				  • Ratio of operating return on average common equity to peer median **(33.3%)**
				  • Ratio of actual gross premiums written to budget **(16.7%)**
				  • Board-approved strategic accomplishments **(33.3%)**

At-Risk Pay	Long Term	**Long-Term Incentive Awards**	At-risk, long-term, equity-based compensation to encourage multi-year performance and retention	

At-Risk Pay	Long Term	**Performance Shares**
		CEO 28%
		Other NEOs 27%
			• Subject to both performance- and service-based vesting
			• Comprise **50%** of long-term incentive awards for all named executive officers NEW
				• **Three-year** performance/vesting period NEW
				• Metrics:
				  • Average growth in book value per common share plus change in accumulated dividends **(75%)**
				  • Average underwriting expense ratio rank compared to peers **(25%)** NEW

At-Risk Pay	Long Term	**Time-Vested Restricted Shares** CEO 28% Other NEOs 27%	• Subject to service-based vesting	• **Four-year** vesting period (equal annual installments)

* 2020 Target Pay Mix for CEO and Average Target Pay Mix for Other Named Executive Officers.

The Compensation and Governance Committee does not mandate a specific allocation among the compensation components, but believes that a majority of total direct compensation should be at-risk and subject to the achievement of performance objectives as well as service-based criteria.



CEO
28%
Time-Vested Restricted Shares
14%
Salary
86%
At-Risk
28%
Performance Shares
30%
Annual Incentive Bonus
Other NEOs
27%
Time-Vested Restricted Shares
20%
Salary
80%
At-Risk
27%
Performance Shares
26%
Annual Incentive Bonus

Link Between Pay and Performance for 2020

When reviewing the performance and considering the compensation of our named executive officers, the Compensation and Governance Committee considers our strategic, operational and financial performance over both the short and long term. The Compensation and Governance Committee evaluates and sets rigorous performance goals at the time of grant for all performance-based compensation. In 2020, in a time of unprecedented disruption due to the COVID-19 pandemic and significant weather-related loss events, we benefited from strong execution of our consistent long-term strategy. Reflecting the volatility in the markets and industry, our resulting performance against our 2020 compensation metrics: operating return on average common equity, gross premiums written, relative combined ratio, growth in tangible book value per common share plus change in accumulated dividends, and total shareholder return, as well as our strategic goals, all of which were determined prior to the onset of the COVID-19 pandemic, led to varied outcomes. We saw substantial growth in gross premiums written and tangible book value per common share plus change in accumulated dividends, a relatively strong combined ratio compared to peers, and total shareholder return in line with our peer group, with operating return on average common equity falling somewhat short of the peer median. As a result, our 2020 annual incentive bonuses paid out at approximately target and our 2020 performance share payouts ranged from below target to maximum, depending on the metric.

Operating Return on Average Common Equity[1]
0.2%
9% of peer median

Combined Ratio
101.9%
5th in peer group

Gross Premiums Written
$5.8 billion
109% of budget

Strong Strategic Plan Performance

Raised and deployed over **$1.1 Billion** in equity capital

Growth in core **underwriting** business, **fee** income and **investment** income

Total Shareholder Return[2]
50th
percentile of peer group

Growth in Tangible Book Value per Common Share plus Change in Accumulated Dividends[1]
17.9%

Annual Incentive Bonus
105%
of Target

Total Shareholder Return Performance Shares
75%
of Target

Growth in Tangible Book Value per Common Share plus Change in Accumulated Dividends Performance Shares
200%
of Target

(1) Operating return on average common equity and growth in tangible book value per common share plus change in accumulated dividends are non-GAAP financial measures. A reconciliation of non-GAAP financial measures is included in "Appendix A."

(2) Total shareholder return refers to total shareholder return relative to a pre-approved performance share peer group during each calendar year performance period. For these purposes, total shareholder return is determined as the increase in the 20-day average share price preceding the end of the performance period, plus the dividends paid with respect to such shares during such period, expressed as a percentage of the 20-day average share price preceding the beginning of the performance period.

Our 2020 performance represented a continuation of our success over time. Since Mr. O'Donnell was named our Chief Executive Officer in 2013, we have performed strongly on key financial metrics. He has led the Company to become a diversified reinsurer with an innovative and flexible operating platform. From 2013 to 2020, our gross premiums written grew at a CAGR of 17.4% and our total shareholder return grew at a CAGR of 10.4%, while our Chief Executive Officer's total compensation grew at a CAGR of only 1.7%. The graph below illustrates the alignment of Mr. O'Donnell's pay with our performance during Mr. O'Donnell's tenure.


Total Shareholder Return CAGR 10.4%
Gross Premiums Written ($ billions)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$8.2
$7.3
$7.9
$7.6
$7.8
$10.8
$10.8
$9.4
2013
2014
2015
2016
2017
2018
2019
2020
$170
$160
$150
$140
$130
$120
$110
$100
$90
Book Value per Share plus Accumulated Dividends ($ per share)
CEO Total Compensation ($ millions)
Gross Premiums Written ($ billions)
Book Value per Share plus Accumulated Dividends ($ per share)

The effectiveness of our pay-for-performance philosophy is further illustrated by the graphs below, which show the alignment of our Chief Executive Officer's three-year realizable pay with total shareholder return, return on equity, growth in book value per common share and combined ratio over the same period. Each graph is based on the most recently available complete compensation peer group proxy data. As shown below, on each of these key strategic metrics, our Chief Executive Officer's realizable pay over the last three years was aligned with our performance versus our peers:

3-Year Realizable Pay vs. 3-Year TSR Growth Performance Rank[(1)]



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
3-Year CEO Realizable Pay Rank
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%
3-Year TSR Growth Performance Rank
Peers
RenaissanceRe

3-Year Realizable Pay vs. 3-Year ROACE Average Performance Rank[(1)]



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
3-Year CEO Realizable Pay Rank
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%
3-Year ROACE Average Performance Rank
Peers
RenaissanceRe

3-Year Realizable Pay vs. 3-Year BVPS Growth Performance Rank[(1)]



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
3-Year CEO Realizable Pay Rank
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%
3-Year BVPS Growth Performance Rank
Peers
RenaissanceRe

Realizable Pay vs. 3-Year Average GAAP Combined Ratio Performance Rank



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
3-Year CEO Realizable Pay Rank
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%
3-Year Average GAAP Combined Ratio Performance Rank
Peers
RenaissanceRe

Source: S&P Capital IQ databases.

[(1)] The financial ratios used above are calculated using the closest GAAP financial measures to the financial metrics used in various components of our executive compensation program. "3-Year Realizable Pay" is defined as the sum of: (i) base salary earned in each fiscal year, (ii) actual bonus payout for each fiscal year (including discretionary, sign-on and special bonuses), (iii) in-the-money value, at December 31, 2020, of all options granted during the three-year period, (iv) full value, at December 31, 2020, of all restricted shares/units granted during the three-year period and (v) full value, at December 31, 2020, of all performance shares/units granted during the three-year period (using the actual shares earned for completed performance cycles and the target number of shares for cycles that are ongoing). Time periods for pay are based on most recent available information (2015-2019 for peers and 2016-2020 for RenaissanceRe). Time periods for performance are based on most recent available information (2016-2020 for peers and RenaissanceRe, unless otherwise noted).

Response to our Say-on-Pay Vote

Shareholder Outreach and Feedback

Shareholder Outreach

Say-on-Pay Vote Results from 2017 to 2020



95%
96%
51%
94%
2017
2018
2019
2020

The results of the annual advisory "say-on-pay" vote at our 2020 Annual Meeting, where approximately 94% of the votes cast were in support of the compensation of our named executive officers, indicate strong shareholder support of our programs.

The significant increase in support from our 2019 Annual Meeting followed the changes we made to our programs for 2020 taking into account the feedback we received during our extensive shareholder outreach efforts after the 2019 Annual Meeting and into 2020.



We have reached out to shareholders totaling almost



72%
of shares outstanding

To ensure that we continue to benefit from the support of our shareholders, we engaged with our shareholders to seek feedback on our executive compensation program and any other subject of interest. We are committed to ensuring that we understand our shareholders' concerns, and that our shareholders understand our executive compensation program. This includes how our executive compensation program rewards the achievement of our strategic objectives and aligns the interests of our named executive officers with those of our shareholders.

Our top 25 shareholders generally represent about two-thirds of our shares outstanding, and we focused our outreach efforts on these shareholders, though we also spoke to many other shareholders among our top 50.

- We reached out to all of our top 25 shareholders.
- In total, we reached out to shareholders representing almost 72% of our shares outstanding and spoke with about two-thirds of those shareholders.
- When requested, the Chair of the Compensation and Governance Committee participated in the discussions with shareholders.

What We Heard

Our shareholders generally expressed support for our strategy and the structure and design of our executive compensation program. They have said that they appreciate the opportunity to engage in these discussions and our willingness to consider their input in designing our executive compensation program. Feedback we received following our 2019 Annual Meeting and into 2020 included:

- ✓ **Performance measurement period for the performance shares** – A number of shareholders expressed a preference for a three-year measurement period for our performance share awards.
- ✓ **Relative weighting of performance shares and traditional time-vested equity** – Some shareholders expressed a preference for an increased weighting of performance shares for our named executive officers other than our Chief Executive Officer, whose weighting was already 50%.
- ✓ **Relative and/or multiple metrics for our performance shares** – While shareholders recognized that we use relative performance measures in our annual incentive bonus plan, some of our shareholders would also like us to use either relative measurements of performance or multiple metrics for performance shares.
- ✓ **Peer group** – We heard no negative feedback regarding our compensation peer group construction, and some of our shareholders confirmed that the peer group we use for compensation determinations aligns with shareholder views.
- ✓ **ESG disclosure** – We received some feedback requesting additional or more expansive disclosure of our ESG commitments and initiatives, and Board oversight of those initiatives.

2020 Compensation Program and Disclosure Enhancements

In response to the disappointing outcome of the 2019 say-on-pay vote, and to reflect the organic and inorganic growth of our business that has resulted in larger, more diversified and longer duration underwriting risk and investment portfolios, the Compensation and Governance Committee and management undertook a year-long review of our executive compensation program. They took into account the feedback of our shareholders and, with input from the Compensation and Governance Committee's independent compensation consultant, Mercer, as well as a management compensation consultant, Fredric W. Cook & Co., Inc. ("F.W. Cook"), made the following changes for 2020:

2020 Changes	Rationale	Feedback Addressed
Performance Shares		
Beginning with awards made in 2020, our performance shares shifted from annual "banking" with three-year vesting, to a three-year performance period, based on two new metrics: • 75% of the performance shares will vest based on average growth in book value per common share plus accumulated dividends over three years; and • 25% of the performance shares will vest based on our three-year average underwriting expense ratio rank compared to peers.	We believe adding an operating metric such as underwriting expense ratio is consistent with changes over time in our mix of business. We moved from growth in tangible book value per common share plus change in accumulated dividends to growth in book value per common share plus change in accumulated dividends because the latter is an easily measurable financial metric that closely aligns with our strategy. The metrics do not overlap with our annual incentive bonus plan metrics, are key measures of the successful execution of our strategy and combine with the existing metrics to create a mix of metrics which will measure performance across the short- and long-term without incentivizing excessive risk taking.	• Performance measurement period for performance shares. • Relative and/or multiple metrics.
Increased the percentage of long-term incentive awards comprised of performance shares to 50% for all named executive officers (in line with the Chief Executive Officer).	Higher percentage will align the compensation of the senior management team with the Chief Executive Officer and increase the pay-for-performance alignment for these named executive officers.	• Relative weighting of performance shares and traditional time-vested equity.
ESG Disclosure		
Enhanced ESG disclosure on our website and in our public filings.	We have always had a strong commitment to ESG matters and, in response to feedback, have enhanced our public disclosure in our SEC filings and on our website, including the launch of a new ESG webpage in 2020.	• Enhance disclosure of RenaissanceRe's ESG activities, including Board-level oversight.

Compensation Changes Over Time

The changes we made to our executive compensation program in 2020, together with the evolution of our executive compensation program over time, reflect the changes in our Company and mix of business, aligning executive compensation with our strategy and shareholder interests, without incentivizing excessive risk taking.



2013
• Kevin J. O'Donnell named CEO
2015
• Acquired Platinum Underwriters Holdings, Ltd.
2016
• Adopted new 2016 LTI Plan to match evolving compensation program best practices
• Established more rigorous goals for performance share awards
• Increased percentage of long-term incentive awards for all named executive officers
• Adopted new framework for annual incentive bonuses
2017
• Enhanced disclosure of annual incentive bonus methodology and goals
2018
• Adopted new performance share metric– growth in tangible book value per common share plus change in accumulated dividends
2019
• Acquired TMR
• Deferred portion of named executive officer annual incentive bonus and tied to TMR acquisition metrics
2020
• Moved to a three-year performance period for performance shares
• Implemented a second metric for performance shares
• Increased percentage of long-term incentive awards granted in performance shares

Executive Compensation Best Practices

We have always been, and remain, committed to continually reviewing and improving our executive compensation program to ensure that we have reflected the views of our shareholders and implemented best practices. Some highlights of the best practices we have implemented in our executive compensation program include the following:



- ✓ **Tie Pay to Performance,** with a Rigorous Goal-Setting Process Aligned to Shareholder Returns.
- ✓ Robust Share **Ownership Guidelines**.
- ✓ **Clawback Policy** for Incentive Compensation.
- ✓ **Minimum Vesting Periods** for Equity Awards.
- ✓ **Independent** Compensation Consultant.
- ✓ Active **Shareholder Engagement**.
- ✓ **Maximum Payout Cap** for Long-Term Incentives and Annual Incentive Bonus.
- ✓ **Double-Trigger** Severance and Vesting in the Event of a Change in Control.
- ✓ **Fixed Share Reserve** for Equity Awards.



- × No **Tax Gross-ups** for Excise Taxes or Perquisites.
- × No **Special Retirement Arrangements** for Executive Officers.
- × No Option or Stock Appreciation **Rights Repricing**.
- × No **Hedging**, **Pledging** or **Unapproved** Trading Plans.
- × No **Dividends** or **Dividend Equivalents** Paid on **Unvested Performance Shares**.
- × No **Vesting** of Performance Shares if **Threshold Performance Not Met**.
- × No **Payments** at or Above Target **for Below Median Performance** of Relative Total Shareholder Return.

Compensation Determination Process

In order to ensure that we maintain an executive compensation program that aligns the interests of our executives with the long-term interests of our shareholders, our Compensation and Governance Committee leads a rigorous and continuous process evaluating our executive compensation program throughout the year.

ASSESS

- Feedback on annual say-on-pay vote from shareholder outreach.
- Market data with our independent compensation consultant to determine competitiveness.
- Alignment of performance measures with our overall strategy.
- Ability of our incentive plan to attract, motivate and retain highly talented executive officers.
- Annual risk review of our compensation structure, elements and incentives.
- Makeup of peer group.

ESTABLISH

- Performance metrics for short- and long-term awards.
- Specific targets, thresholds and maximums for each performance metric.
- Relevant compensation and performance share peer groups.
- Performance goals for our Chief Executive Officer.
- Salary and target annual incentive bonus levels for our named executive officers.

Rigorous Committee Oversight

APPROVE

- Performance metric results for short- and long-term awards.
- Achievement of strategic objectives for annual incentive bonuses.
- Final total compensation for our Chief Executive Officer and each named executive officer.

MONITOR

- Regular discussions with management and our independent compensation consultant.
- Executive sessions during regular quarterly Board meetings to review progress against financial and strategic goals.

Role of Compensation and Governance Committee

Our Compensation and Governance Committee establishes and oversees our executive compensation philosophy and has primary responsibility for overseeing executive compensation policies and programs. The Compensation and Governance Committee is responsible for determining all aspects of our Chief Executive Officer's compensation and for approving compensation for all other key executives, including the named executive officers, after reviewing the Chief Executive Officer's recommendations with respect to those executives. The Compensation and Governance Committee's responsibilities with respect to compensation, are set forth in its charter, and are described in more detail above under, "Corporate Governance—Board Structure and Processes—Committees of the Board—Compensation and Corporate Governance Committee."

The Compensation and Governance Committee meets at least quarterly and meetings may include other members of the Board, members of management and third-party advisors. A portion of each meeting is spent in executive session in which no members of management are present. Only members of the Compensation and Governance Committee may vote on committee matters.

Role of Compensation Consultants

The Compensation and Governance Committee has retained Mercer as its independent compensation consultant to provide market intelligence on compensation trends, views and recommendations with respect to our compensation programs, and analyses and recommendations with respect to the amount and form of senior executive and director compensation.

During 2020, the Compensation and Governance Committee renewed its engagement of Mercer, a wholly owned subsidiary of Marsh & McLennan Companies, Inc. ("Marsh"). Other subsidiaries of Marsh acted as a broker or agent with respect to 24.5% of our gross premiums written and 23.3% of ceded written premiums in 2020. No member of management or the Compensation and Governance Committee has any contractual or pecuniary arrangement with Mercer. During 2020, Mercer performed compensation advisory and other services on behalf of the Compensation and Governance Committee and the Company. We incurred fees in 2020 in respect of these engagements totaling approximately $408,000. No individual consultant or personnel who provided compensation or advisory services received any additional compensation as a result of Mercer providing these other services. The Compensation and Governance Committee approved fees for all compensation or related advisory services.

The Compensation and Governance Committee has assessed the independence of Mercer pursuant to the SEC rules and the NYSE listing standards and has concluded that the engagement did not raise any conflicts of interest. In reaching this conclusion, the Compensation and Governance Committee considered the factors relevant to Mercer's independence from management, including the factors set forth in the NYSE listing standards.

Additionally, in 2020, management retained F.W. Cook as its compensation consultant to assist us with our response to the say-on-pay vote in 2019 and to review our executive compensation program more generally.

Role of Management

Our executive officers and key members of our human resources function help support the Compensation and Governance Committee's executive compensation process, and the Chief Executive Officer regularly attends and participates in portions of the Compensation and Governance Committee's meetings. He provides the Compensation and Governance Committee with strategic context regarding our products, underwriting and operational risks, strategy and performance, and shareholder value-creation over time. Our Chief Executive Officer also advises the Compensation and Governance Committee on matters such as the alignment of our incentive plan performance measures with our overall strategy and the impact of the design of our equity incentive awards on our ability to attract, motivate and retain highly talented executive officers. The Chief Executive Officer also makes recommendations regarding the compensation of key executive officers who report to him, including our named executive officers, and reports to the Compensation and Governance Committee regarding his evaluation of their performance. In addition, our executive officers collaborate on the development of our strategic plan, which the Compensation and Governance Committee uses as the basis for setting the goals and targets for our performance-based compensation.

Peer Group

The Market for Talent

Our ability to attract and retain talented executive officers is critical to achieving our strategic goals. We believe that the pool of candidates that meet our criteria is small and that competition for talent continues to increase as a result of non-traditional entrants into our industry (such as investment banks, hedge funds and pension funds); new reinsurance companies backed or funded by such other entities entering the market; the proliferation of third-party capital utilization by insurance and reinsurance companies and non-traditional competitors; and the growth in demand for catastrophe and specialty risk coverage in emerging markets.

While the Compensation and Governance Committee does not target specific compensation component levels or total compensation of the named executive officers against market data, it periodically assesses the competitiveness of the compensation levels of our named executive officers and considers the overall competitive market in which we operate. With the assistance of management and its independent compensation consultant, Mercer, the Compensation and Governance Committee uses market data of a group of peer companies to conduct this assessment.

Peer Selection

The Compensation and Governance Committee dedicates significant time and effort to developing a relevant compensation peer group for the Company and works with Mercer and management to regularly review and assess the peer group to ensure continued applicability. Our compensation peer group is composed of companies with significant reinsurance operations and risk portfolios that are comparable to ours, taking into account the criteria listed described below.

In selecting peers, the Compensation and Governance Committee considers the following key criteria:

Key Criteria when Identifying Peer Group Companies

Companies that have a similar business and whose results are driven by a similar risk portfolio	✔ The companies in our compensation peer group should be companies with which we compete for business. ✔ The companies are in risk-bearing businesses with significant reinsurance operations and risk portfolios, with similar financial characteristics.
Company size, by revenue and market capitalization	✔ We consider both the revenue and market capitalization of prospective peer companies. ✔ Our market presence and financial position are broadly comparable with our compensation peer group as a whole and with the individual companies that comprise it. ✔ We include some companies with higher revenues because they are our primary competitors for both business and executive talent and the number of similarly sized competitors continues to shrink due to industry consolidation. ✔ To ensure competitive pay analysis is not unduly influenced by the larger companies, we review the competitive pay information for all companies individually, rather than relying on average or other summary statistics that may be distorted by outliers.
Companies we compete with for qualified executive talent	✔ The companies in our compensation peer group should be those companies with which we compete for executive talent and from which we seek to attract qualified executives. ✔ The companies should have similar professional skill and talent needs. ✔ We consider companies who select us for inclusion in their peer group.
Companies located in similar jurisdictions	✔ Companies in similar jurisdictions to us are in competitive pay markets with similar pay practices.
Consistency from year-to-year	✔ We seek to maintain consistency in the peer group from year-to-year, to the extent appropriate to ensure long-term alignment of goal measurement.

In February 2020, the Compensation and Governance Committee assessed and determined the composition of our compensation peer group for 2020. The following nine companies comprised our compensation peer group for 2020:

- Alleghany Corporation
- Arch Capital Group Ltd.[(1)]
- Argo Group International Holdings, Ltd.
- Axis Capital Holdings Limited
- Everest Re Group, Ltd.
- Greenlight Capital Re, Ltd.
- Markel Corporation
- Third Point Reinsurance Ltd.[(2)]
- W. R. Berkley Corporation

Overlap with Selected Peers

All the companies in our compensation peer group that disclosed a peer group for compensation purposes in their 2020 proxy statements also listed us as a peer.

(1) On October 14, 2020, Arch Capital Group Ltd. and Watford Holdings Ltd. announced a merger agreement pursuant to which Arch Capital Group Ltd. will acquire Watford Holdings Ltd. The merger is expected to close in the first half of 2021.

(2) On February 26, 2021, Third Point Reinsurance Ltd. and Sirius International Insurance Group, Ltd. completed their previously announced merger and launched SiriusPoint Ltd.

Due to industry consolidation, the number of standalone publicly traded companies that meet the above criteria has decreased over the past several years. Nevertheless, we believe this is still a carefully considered peer group comprised of companies that we compete with for business and executive talent. We also compete for talent with non-traditional entrants into our industry and other companies in a variety of different sectors. Although we do not include these firms in our compensation peer group, we monitor their compensation practices to inform our compensation program design and determinations.

As discussed below under "—Principal Components of Our Executive Compensation Program," in addition to using our compensation peer group to set and analyze our executive compensation program and levels, we also used this peer group of companies to measure certain performance metrics for annual incentive bonuses for 2020.

Managing Dilution

Management and the Compensation and Governance Committee balance the goal of aligning the interests of our executives and employees with the long-term interests of shareholders with active monitoring of our equity-based grant practices and potential for shareholder dilution. In determining 2020 equity-based grants, the Compensation and Governance Committee and the Board considered our prior equity grant practices, currently outstanding restricted share awards, and the impact on shareholder dilution of these instruments and of contemplated grants. We periodically analyze the impact of our equity-based grants on dilution and share plan utilization models used by our institutional shareholders and by third parties who issue proxy voting recommendations.

Principal Components of Our Executive Compensation Program

Salary

Base salaries provide a fixed component of compensation at a competitive level to attract and retain executives. Salaries for our named executive officers are based on several factors, including the scope of job responsibilities, experience, expertise, performance and competitive market compensation. From time to time, salaries may be adjusted to reflect promotions, increases in responsibilities and competitive considerations. None of our named executive officers received a salary increase in 2020.

Annual Incentive Bonus

Our annual incentive bonus contributes to the alignment of named executive officer compensation and corporate performance. Amounts are earned based on our attainment of both financial measures and quantitative and qualitative strategic and operating accomplishments. The Compensation and Governance Committee and management believe that quantitative results should be the primary measure of executive performance, but not be the sole measure. This is because our business is subject to significant volatility over the short- and intermediate-term due to our exposure to catastrophic events, which makes it difficult to evaluate performance purely on a quantitative basis. This mix of qualitative and quantitative objectives is chosen to encourage underwriting discipline and to discourage excessive or inappropriate risk taking. When considered together with the other components of our program that utilize different performance metrics and time frames, this mix helps ensure that short-term corporate performance is not pursued at the expense of long-term shareholder value creation.

We believe that our performance-based annual incentive bonus process fosters relative internal pay equity and aligns employees with overall corporate results in a manner consistent with our team-based compensation philosophy and organizational culture.

Annual Incentive Bonus Mechanics

At the beginning of each year, in connection with its annual compensation review, the Compensation and Governance Committee determines a target level for each named executive officer's annual incentive bonus. At the same time, the Compensation and Governance Committee selects and approves the financial performance metrics and strategic accomplishments that will be used to determine the ultimate amount of the annual incentive bonus. This includes establishing specific targets, thresholds and maximums for each of the performance metrics.

Following year end, the Compensation and Governance Committee measures our performance against the approved financial metrics and strategic accomplishments to determine a "business performance factor." The business performance factor is equal to the sum of the outcomes for each performance metric, calculated as the percentage achievement multiplied by its relative weight, and subject to a maximum. Bonus allocations for all employees, including our named executive officers, are then made from a pool funded by multiplying the aggregate target bonuses by the business performance factor after adjusting for individual performance and contributions.

2020 Annual Incentive Bonus Determinations

The target levels for our named executive officers' 2020 annual incentive bonuses are the same as the 2019 levels:

Name	2020 Target (% of Salary)
Kevin J. O'Donnell	225%
Robert Qutub	125%
Ross A. Curtis	125%
Ian D. Branagan	125%
Stephen H. Weinstein	125%

These amounts were determined by the Compensation and Governance Committee based on its annual analysis of the competitiveness of our executive compensation program, which is conducted with the assistance of our independent compensation consultant Mercer. The Compensation and Governance Committee believes these amounts reflect our competitive position in the industry and support our goal of having a significant portion of our named executive officer pay be at-risk.

Performance Metrics

For 2020, the Compensation and Governance Committee approved a mix of financial performance metrics and strategic accomplishments in its annual incentive bonus determinations, as set forth below. The Compensation and Governance Committee believes that each financial performance metric represents an important measure of the financial success of our business, and, together with the strategic accomplishments, serve to balance risk and reward and drive achievement of our strategic goals.

The performance metrics approved by the Compensation and Governance Committee for 2020 are set forth below.


16.7%
Ratio of actual gross premiums written to budget
33.3%
Relative operating return on average common equity versus peers
Performance Metrics
16.7%
Combined ratio rank versus peers
33.3%
Strategic accomplishments

The financial performance metrics for 2020 were consistent with 2019. For relative performance metrics, combined ratio rank versus peers and ratio of operating return on average common equity to peer median, we continued to target outperformance against our peers. For our ratio of actual gross written premiums to budget metric, we increased the targeted gross premiums written by approximately 22.6% to reflect anticipated growth in 2020.

The strategic accomplishments approved by the Board for 2020 included:

- Executing and analyzing capital management options (raised over $1.0 billion in equity)
- Executing on articulated tactical plans for our core operations, including in our property and casualty and specialty businesses
- Deepening relationships with and increasing core client penetration and broker engagement
- Strengthening and growing third-party capital relationships
- Enhancing our underwriting and risk management tools and generating underwriting performance in line with our quantitative and qualitative goals
- Attaining goals relating to our investment portfolio structure, reflecting the larger, more diversified organization
- Formalizing global approach to ESG and publicly disclosing our estimated operational carbon footprint
- Furthering the integration of our DEI program into Company operations

Full details of the specific targets, thresholds and maximums for each metric, as well as the actual results for 2020, are set forth in the graphic below. For each performance metric, an actual result below the set threshold would result in no payout related to that metric.



Goals(1)
Performance Metric
Threshold
Target
Maximum
Actual Results
Payout as a % of Target
Weight
Bonus Pool Funding
Financial Performance Metrics
Combined Ratio Rank vs. Peers(2)
Rank 3
Rank 5
Rank 10
25% payout
100% payout
200% payout
Combined Ratio = 101.9% Rank = 6
120%
16.7%
Ratio of Operating Return on Average Common Equity to Median Peer Group Operating Return on Average Common Equity(2)(3)
70%
100%
200%(+)
70% payout
100% payout
200% payout
Operating ROE = 0.2% 9% of peer median
0%
33.3%
105%
Ratio of Actual Gross Premiums Written to Budget
70%
100%
160%(+)
50% payout
100% payout
200% payout
GPW = $5.8 billion 109% of budget
114%
16.7%
Strategic Accomplishments
Strategic Projects Score based on Compensation Committee Evaluation(4)
0.90
1.80
2.8(+)
10% payout
100% payout
200% payout
Strategic Projects Score = 2.78
198%
33.3%

(1) Actual payout between threshold and target and target and maximum is determined by straight-line interpolation.

(2) To calculate, we compared our performance to our compensation peer group for 2020, which is described above.

(3) Operating return on average common equity is a non-GAAP financial measure. A reconciliation of non-GAAP financial measures is included in "Appendix A" to this proxy statement.

(4) With input from management and in conjunction with the Board's annual review of our strategic plan, the Compensation and Governance Committee evaluates performance on the pre-established strategic accomplishments, resulting in a score between 0 and 3.0, which translates to a specific payout on the pre-established payout schedule.

2020 Payout Determination

In February 2021, the Compensation and Governance Committee reviewed the Company's performance for the 2020 fiscal year. Performance against financial metrics is calculated formulaically based on actual results. To determine performance against strategic accomplishments, the Compensation and Governance Committee reviews detailed information provided by management regarding progress on each of the various pre-established goals and consults with the Audit Committee, the Investment and Risk Management Committee, and the Non-Executive Chair of the Board, then gives a score to each area and averages the results to determine a final "strategic projects score" that corresponds to a pre-established payout percentage. The Compensation and Governance Committee believes that, as discussed above under "—Executive Summary—Link Between Pay and Performance for 2020," the Company performed very well against the pre-established strategic accomplishments for the annual incentive bonuses for 2020. Based on our actual performance achievements, the Compensation and Governance Committee established an overall business performance factor of 105% of target for 2020 (in accordance with the formula described above) and determined that the actual annual incentive bonus for 2020 for each named executive officer (other than Mr. Weinstein, who departed the Company on December 31, 2020) would be equal to our business performance factor of 105%, multiplied by his target bonus amount.

The target and actual annual incentive bonuses for 2020 for each of our named executive officers, as determined by the Compensation and Governance Committee, are set forth in the table below:

Name	Base Salary ($)	Target 2020 Bonus as a Percent of Base Salary (%)	Target 2020 Bonus ($)	Actual 2020 Bonus ($)
Kevin J. O'Donnell	1,100,000	225%	2,475,000	2,598,750
Robert Qutub	635,000	125%	793,750	833,438
Ross A. Curtis	675,000	125%	843,750	885,938
Ian D. Branagan[(1)]	649,325	125%	811,656	852,239
Stephen H. Weinstein[(2)]	525,000	125%	656,250	—

(1) Mr. Branagan's base salary of £475,000 was converted into U.S. dollars at the exchange rate of 1.37 on December 31, 2020.

(2) Mr. Weinstein departed the Company on December 31, 2020. His separation payments are discussed below under "—Executive Compensation Tables—Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards Table—Employment Agreements—Separation Agreement with Mr. Weinstein."

TMR Deferred Bonus Determination

In May 2020, the Compensation and Governance Committee reviewed the Company's performance against the measurable strategic performance goals related to the acquisition of Tokio Millennium Re AG and certain associated entities and subsidiaries (collectively, "TMR") that it previously established in respect of the deferred portion of the named executive officers' 2018 annual bonus and determined that the named executive officers earned 148.7% of the deferred portion of the 2018 annual bonus. In accordance with applicable SEC rules, the 2018 annual bonus (including the portion that was deferred) was reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for 2018 and the portion of the deferred 2018 annual bonus earned by each named executive officer in excess of the 100% performance level is disclosed in the Non-Equity Incentive Plan Compensation column for 2020 in the Summary Compensation Table below. For additional information regarding the deferred 2018 annual bonuses, including a summary of the applicable performance goals established by the Compensation and Governance Committee, see page 34 of our proxy statement filed with the SEC on April 2, 2019.

Long-Term Incentives

Our long-term incentive awards link the compensation of our named executive officers directly to corporate performance over the long term. These awards make up a significant component of total direct compensation. Each named executive officer's long-term incentive award consists of a combination of performance shares and time-vested restricted shares. The combination of awards with performance-based and service-based vesting supports our pay-for-performance philosophy by encouraging long-term performance, retention and shareholder value-creation and fostering an ownership culture.

Long-Term Incentive Award Mechanics

Generally, the Compensation and Governance Committee makes annual long-term incentive awards to the named executive officers in connection with its annual review of compensation in the first quarter of the year. The Compensation and Governance Committee may also grant equity awards from time to time to reflect promotions, special achievements, new hires or retention needs.

Time-vested restricted shares generally vest in four equal annual installments subject to continued service with the Company. Performance share awards generally have a three year performance period, and cliff vest at the end of a three-year service period.

The Compensation and Governance Committee reviews the terms and conditions of our performance shares at least annually to ensure alignment with our strategic plan. It selects the performance metric or metrics that will be used, and sets specific targets, thresholds and maximums. In response to shareholder feedback, the Compensation and Governance Committee made significant enhancements to the weighting, design and structure of the 2020 performance shares.

Dividends are generally payable currently with respect to time-vested restricted shares. Dividends are accrued on unvested performance shares and are paid without interest at the same time as the underlying shares vest. No dividends are paid on forfeited performance shares.

2020 Long-Term Incentive Award Determinations

In 2020, all of our named executive officers received 50% of their long-term incentive award in performance shares, up from 35% for the named executive officers other than the Chief Executive Officer.

2020 Grants of Equity Awards

In 2020, the Compensation and Governance Committee granted each named executive officer an annual long-term incentive award, split evenly between performance shares and restricted shares.

The total target values of the long-term incentive awards made in 2020 were based on the named executive officers' responsibilities, performance and contributions during the previous year. The total target values of the awards for named executive officers other than the CEO were increased in 2020 to recognize the Company's strong performance in 2019, including the successful integration of TMR, and to reflect the expanding scope of the named executive officers' responsibilities as the Company continues to grow. The total target value of the award for our CEO was consistent with the prior year.

The annual long-term incentive awards granted to our named executive officers in 2020 are set forth in the following table:

Name	Performance Shares[1] ($)	Time-Vested Restricted Shares ($)	Total Target Long-Term Equity-Based Incentive Award ($)
Kevin J. O'Donnell	2,337,377	2,337,377	4,674,754
Robert Qutub	839,220	839,220	1,678,440
Ross A. Curtis	884,206	884,206	1,768,412
Ian D. Branagan	833,256	833,256	1,666,512
Stephen H. Weinstein[2]	715,510	715,510	1,431,020

(1) The values of the performance shares are shown at target based on the closing price of our common shares on the date of grant.

(2) Mr. Weinstein departed the Company on December 31, 2020. His separation payments are discussed below under "—Executive Compensation Tables—Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards Table—Employment Agreements—Separation Agreement with Mr. Weinstein."

2020 Performance Share Metrics

In response to shareholder feedback, the Compensation and Governance Committee enhanced the rigor of the performance share awards by extending the performance period from one-year "banking" to a three-year performance period and adding an additional performance metric.

Metrics	Weighting
Average growth in book value per common share plus change in accumulated dividends during the three-year performance period	75%
Three-year average underwriting expense ratio rank compared to peers	25%

Key Features

- Assuming performance conditions are met, cliff vest after three years, subject to continued service
- In the event that industry-wide losses during a performance period are greater than a pre-set magnitude determined at the time of grant and growth in tangible book value per common share plus change in accumulated dividends is below the set threshold, the Compensation and Governance Committee may award performance shares to the participant in an amount not to exceed a set percentage (for grants in February 2020, February 2019 and May 2018, this amount was 25%) of the "target" payout if our performance against our modeled outcomes for such an event is within the acceptable modeled range

The Compensation and Governance Committee believed these terms and metrics continued to align with the Company's current business, risk and investment portfolios.

In addition, consistent with 2019 performance share awards, the maximum payout for the 2020 performance share awards was 200% for all named executive officers. The performance metrics and corresponding vesting levels for the 2020 performance award are set forth in the following table:

Hurdle	Average Growth in Book Value per Common Share plus Change in Accumulated Dividends	Vesting Level (as Percent of Target)	Average Underwriting Expense Ratio Rank	Vesting Level (as Percent of Target)
Below Threshold	< 3.5%	0%	< 6	0%
Threshold	3.5%	35%	6	35%
Target	7%	100%	10	100%
Maximum	14%	200%	19	200%

If performance falls between threshold and target or between target and maximum, vesting level (as a percent of target) is determined using linear interpolation. The Compensation and Governance Committee has the authority to consider downward adjustments in conjunction with any vesting of performance shares but may not make any upward adjustments.

To determine average underwriting expense ratio rank relative to our peers for the purposes of payout of our performance shares granted in 2020, the Compensation and Governance Committee, in consultation with Mercer and management, selected an expanded group of peers that includes all of the companies in our compensation peer group, plus nine additional companies. The following 18 companies comprised our performance share peer group for 2020:

Compensation Peer Group

- Alleghany Corporation
- Arch Capital Group Ltd.[1]
- Argo Group International Holdings, Ltd.
- Axis Capital Holdings Limited
- Everest Re Group, Ltd.
- Greenlight Capital Re, Ltd.
- Markel Corporation
- Third Point Reinsurance Ltd.[2]
- W. R. Berkley Corporation

Additional Performance Share Peers

- Beazley PLC
- Enstar Group Limited
- Global Indemnity Limited
- Hannover Rueck SE
- Hiscox LTD
- James River Group Holdings, Ltd.
- Lancashire Holdings LTD
- Scor SE
- Watford Holdings Ltd.[1]

(1) On October 14, 2020, Arch Capital Group Ltd. and Watford Holdings Ltd. announced a merger agreement pursuant to which Arch Capital Group Ltd. will acquire Watford Holdings Ltd. The merger is expected to close in the first half of 2021.

(2) On February 26, 2021, Third Point Reinsurance Ltd. and Sirius International Insurance Group, Ltd. completed their previously announced merger and launched SiriusPoint Ltd.

Performance Share Measurement For 2020

In February 2021, the Compensation and Governance Committee reviewed and approved the applicable performance metrics with respect to performance shares vesting for 2020.

For outstanding performance share grants made prior to May 2018, performance shares were earned in three substantially equal annual installments based upon the Company's total shareholder return relative to a pre-approved performance share peer group during each calendar year performance period and vested at the end of a three-year service period, subject to continued service with the Company. For purposes of these performance share awards, total shareholder return was determined as the increase in the 20-day average share price preceding the end of the performance period, plus the dividends paid with respect to such shares during such period, expressed as a percentage of the 20-day average share price preceding the beginning of the performance period. The performance-based vesting level of one-third of the award was determined at the end of each year of the performance period based on that year's performance, and earned shares generally remained subject to a service-based vesting requirement through the end of the full three-year service period. In addition, the performance shares would pay out at target only if our relative total shareholder return was above the median of our performance share peer group and would not pay out greater than target if our absolute total shareholder return was negative. For 2020, our total shareholder return for purposes of these performance share awards was negative 14.7%, which was in the 50th percentile relative to our pre-determined performance share peer group for awards made in 2018.

The Compensation and Governance Committee also reviewed and approved the growth in tangible book value per common share for 2020 for purposes of determining the vesting amount for the third tranche of the performance shares granted to Mr. O'Donnell in May 2018 and the second tranche of the performance shares granted to the named executive officers in 2019.

The following table illustrates actual performance and shares earned for performance shares granted in 2018 and 2019.

	2018		2019		2020	
	Performance Achieved	% of Target Earned	Performance Achieved	% of Target Earned	Performance Achieved	% of Target Earned
Total Shareholder Return						
2018-2020 Performance Share Cycle	5.9%	81.3%	46.7%	200.0%	(14.7%)	75%
Growth in Tangible Book Value per Common Share plus Change in Accumulated Dividends[1]						
2018-2020 Performance Share Cycle (CEO only)	6.4%	88.3%	17.9%	200%	17.9%	200%
2019-2021 Performance Share Cycle	—	—	17.9%	200%	17.9%	200%

(1) Growth in tangible book value per common share plus change in accumulated dividends is a non-GAAP financial measure. A reconciliation of non-GAAP financial measures is included in "Appendix A."

Additional Compensation Practices

Other Benefits and Perquisites

Messrs. O'Donnell and Qutub, our Bermuda-based, expatriate named executive officers, participate in a perquisite and benefit program that we believe furthers our goal of attracting and retaining key talent to our strategic Bermuda headquarters. Mr. Weinstein also participated in this program prior to his departure. Given the unique challenges of the Bermuda market, including travel to and from the island and the cost of living and maintaining a residence, we provide benefits and perquisites, such as personal travel and housing allowances, that are consistent with our competitors operating in this market and which we believe are necessary for recruitment and retention purposes.

Our named executive officers are also permitted Company-funded personal use of the corporate aircraft up to the equivalent of 15 hours per year of use of the base airplane. On occasion, the Compensation and Governance Committee may allow additional hours of Company-funded personal use of our aircraft interest on a case-by-case basis, including determining to permit reasonable Company-funded personal use during the COVID-19 pandemic. See "Corporate Governance—Board Structure and Processes—Certain Relationships and Related Transactions—Use of Company Aircraft" above for additional information. Messrs. O'Donnell and Qutub are, and prior to his departure Mr. Weinstein was, also entitled to the value of four round trips per year on commercial airlines for themselves and each member of their respective immediate families.

We do not pay tax gross-ups on perquisites for our named executive officers. Our named executive officers pay imputed income tax on the value of these benefits.

Change in Control and Post-Termination Payments

Our named executive officers may be entitled to vesting of equity-based incentive awards and other severance payments and benefits pursuant to the terms of our equity compensation plans and their employment agreements, and upon a qualifying termination of employment or a change in control. These benefits are described in detail under "—Executive Compensation Tables—Potential Payments Upon Termination or Change in Control" below. The Compensation and Governance Committee views post-termination payments primarily as consideration for restrictive covenants applicable to our executives following these terminations, which we believe are essential to the protection of our business given the specialized markets in which we compete. In addition, the Compensation and Governance Committee believes that both the change in control and post-termination payments and benefits are necessary components of a competitive compensation program.

Compensation Governance

Clawback of Incentive Compensation

If our Board were to determine that an executive officer engaged in fraudulent or intentional misconduct, the Board would impose appropriate discipline, including possibly terminating the executive officer's employment, initiating an action for breach of fiduciary duty, and/or, if the misconduct resulted in a significant restatement of our financial results, seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the executive that was greater than the amount that would have been paid or awarded if calculated based upon the restated financial results. These remedies would be in addition to any actions that might be imposed by law enforcement agencies, regulators or other authorities. We also have a right to set off against certain amounts owing to the executive officers should they engage in certain activities that are detrimental to the Company.

In addition, Mr. O'Donnell's employment agreement provides that incentive compensation (including both cash bonuses and equity awards) that is determined to have been earned based upon financial statements that were subsequently restated may be clawed back, or forfeited if unpaid, to the extent that such compensation would not have been earned based upon the restated financials. If the restatement is determined to have been due to Mr. O'Donnell's misconduct, the clawback would apply to compensation paid within 60 months following our first filing with the SEC containing the financial statement that was restated. For restatements not determined to have been due to Mr. O'Donnell's misconduct, our clawback rights apply only to compensation paid within 24 months following the first SEC filing containing the financial statement that was restated. In addition, our clawback rights apply to gains realized on sales of our securities in the 12 months following the first SEC filing containing a financial statement that is ultimately restated due to Mr. O'Donnell's misconduct.

Compensation and Risk Management

The Compensation and Governance Committee evaluates the relationship between our executive and firm-wide compensation programs and policies and risk management on an annual basis. As discussed in this Compensation Discussion and Analysis, we design our compensation programs to incorporate a range of components that we believe help to mitigate potential risks while rewarding employees for pursuing our strategic and financial objectives through appropriate risk taking, risk management and prudent tactical and strategic decision making. The Compensation and Governance Committee reviews the programs and policies on a regular basis in an effort to eliminate or mitigate potential risks arising from such programs and policies. In light of the market cycles and earnings volatility that characterize our industry, our efforts to align the interests of our executives and employees with the long-term interests of our shareholders and to ensure that our compensation structure, elements and incentives are not reasonably likely to have a material adverse effect on the Company are ongoing. Senior executives representing our risk, legal and compliance, human resources, finance and internal audit functions, as well as the Compensation and Governance Committee's independent compensation consultant, are involved in this review process, which is conducted under the oversight of the Compensation and Governance Committee. Based on this review, we do not believe that there are any risks arising from our compensation policies and practices for our employees that are reasonably likely to have a material adverse effect on us.

For additional information regarding our risk management practices, see "Corporate Governance—The Board's Role and Key Responsibilities—Risk Oversight" above.

Equity Ownership Requirements

Our named executive officers are subject to equity ownership guidelines. In keeping with our overall compensation philosophy, we believe that the equity ownership levels that they are required to maintain are high enough to assure our shareholders of our executives' commitment to long-term value creation. Under our guidelines, our named executive officers are required to maintain ownership of our equity with a value equal to a multiple of salary as follows:

- 7.5 times actual salary for our Chief Executive Officer; and
- 4.5 times target salary for our other named executive officers.

Equity ownership value is calculated by adding the value of common shares owned outright, time-vested restricted shares, performance shares calculated at target achievement, and the spread value of vested "in-the-money" options. A named executive officer is not required to purchase shares in the open market in order to satisfy their ownership requirements and is prohibited from selling any of the equity granted to them, other than automatic dispositions for tax withholding, until ownership requirements are satisfied.

As of December 31, 2020, all of our named executive officers had satisfied their ownership requirements. The table below shows the equity ownership for our named executive officers as of December 31, 2020, calculated in accordance with the methodology described above.

	Equity Ownership as of Fiscal Year-End		
Name	Required Multiple of Salary	Actual Multiple of Salary	Dollar Value[1] ($)
Kevin J. O'Donnell	7.5	27.2	29,932,168
Robert Qutub	4.5	9.4	5,960,400
Ross A. Curtis	4.5	25.1	16,955,095
Ian D. Branagan	4.5	10.9	6,624,012
Stephen H. Weinstein	4.5	26.5	13,917,604

(1) Based on the closing price of our common shares of $165.82 on December 31, 2020.

Anti-Hedging, Anti-Pledging and Other Insider Trading Policies

Our employees, including our named executive officers, are subject to our insider trading policies and practices, which prohibit:

- transactions in our securities outside of Company-designated "window" periods, except pursuant to previously adopted and approved Rule 10b5-1 plans;
- employees and their designees from hedging the market value of RenaissanceRe securities; and
- employees and their designees from engaging in short sales of, margin loans on, or pledging of RenaissanceRe securities.

It is the Board's view that such activities are generally against the interest of our shareholders and could cause significant repercussions to us and our shareholders if allowed.

We believe that each of our named executive officers is in compliance with our anti-pledging, anti-hedging and other trading policies.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Commission, nor shall such information or report be incorporated by reference into any future filing by us under the Securities Act, or the Exchange Act, except to the extent that we specifically incorporate it by reference in such filing.

We have reviewed and discussed with management the disclosure set forth under the heading "—Compensation Discussion and Analysis" in this proxy statement. Based on these reviews and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020. This report is provided by the following independent directors, who constitute the Compensation and Governance Committee:

Henry Klehm III, Chair
James L. Gibbons
Jean D. Hamilton
Cynthia Trudell

Executive Compensation Tables

Summary Compensation Table

The following table sets forth compensation for our named executive officers in fiscal years 2020, 2019 and 2018:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation[3] ($)	Total ($)
Kevin J. O'Donnell President and Chief Executive Officer	2020	1,100,000	—	4,674,754	2,900,258	881,623	9,556,635
	2019	1,100,000	—	4,674,908	4,232,250	761,001	10,768,159
	2018	1,070,000	—	4,643,024	4,331,250	775,089	10,819,363
Robert Qutub Executive Vice President and Chief Financial Officer	2020	635,000	—	1,678,440	930,134	396,421	3,639,995
	2019	635,000	—	1,428,566	1,357,313	369,447	3,790,326
	2018	610,000	—	1,491,254	1,389,063	472,633	3,962,950
Ross A. Curtis Executive Vice President and Group Chief Underwriting Officer	2020	675,000	—	1,768,412	988,725	189,280	3,621,417
	2019	675,000	—	1,518,563	1,442,813	199,059	3,835,435
	2018	654,167	—	1,599,335	1,476,563	162,728	3,892,793
Ian D. Branagan[4] Executive Vice President and Group Chief Risk Officer	2020	609,900	—	1,666,512	939,677	179,610	3,395,699
	2019	598,500	—	1,309,056	1,345,797	190,196	3,443,549
	2018	572,923	—	1,417,394	1,256,063	129,693	3,376,073
Stephen H. Weinstein[5] Former Executive Vice President, Group General Counsel, Corporate Secretary and Chief Compliance Officer	2020	525,000	—	1,431,020	79,946	1,026,161	3,062,127
	2019	525,000	—	1,181,072	1,122,188	420,733	3,248,993
	2018	515,000	—	1,331,158	1,148,438	389,813	3,384,409

(1) The amounts shown in this column represent the aggregate grant date fair value of time-vested restricted shares and performance shares granted to our named executive officers in the applicable fiscal year, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions made in the valuation of stock awards are discussed in Note 17 (Stock Incentive Compensation and Employee Benefit Plans) of our 2020 Form 10-K. These values do not represent the actual value the recipient will or has received from the award. The terms of our time-vested restricted shares and performance shares are discussed above under "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Long-Term Incentives." The maximum value as of the grant date of performance share awards made in 2020 is as follows: Mr. O'Donnell: $4,674,754; Mr. Qutub: $1,678,440; Mr. Curtis: $1,768,412; Mr. Branagan: $1,666,512; and Mr. Weinstein: $1,431,020.

(2) The amounts shown in this column represent the actual amounts of the annual incentive bonuses paid to or deferred for each named executive officer for the applicable fiscal year. They also include the portion of the deferred 2018 annual incentive bonus earned by each named executive officer in excess of the 100% performance level, which were achieved and paid in 2020 as follows: Mr. O'Donnell: $301,508; Mr. Qutub: $96,696; Mr. Curtis: $102,787; Mr. Branagan: $87,438; and Mr. Weinstein: $79,946. The deferred bonus was subject to successful achievement of certain performance metrics tied to the TMR acquisition, which were met in 2020. These amounts were in addition to the target amounts of the deferred 2018 annual incentive bonus tied to the TMR acquisition included in the Summary Compensation Table in 2018, as follows: Mr. O'Donnell: $618,750; Mr. Qutub: $198,438; Mr. Curtis: $210,938; Mr. Branagan: $179,438; and Mr. Weinstein: $164,063. The details of the payment of the annual incentive bonuses and TMR deferred bonuses are discussed above under "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Annual Incentive Bonus."

(3) See the "All Other Compensation Table" below for information on the amounts included in the "All Other Compensation" column for 2020.

(4) Salary and All Other Compensation payments made to Mr. Branagan in pounds sterling have been converted into U.S. dollars at the average daily exchange rate of 1.28, 1.28 and 1.33 for the years ended December 31, 2020, 2019 and 2018, respectively. Non-Equity Incentive Plan Compensation for Mr. Branagan has been converted into U.S. dollars at the exchange rate of 1.37, 1.33 and 1.28 on December 31, 2020, 2019 and 2018, respectively.

(5) Mr. Weinstein served as our Executive Vice President, Group General Counsel, Corporate Secretary and Chief Compliance Officer until December 31, 2020.

All Other Compensation Table

The following table sets forth information regarding the amounts included in the "All Other Compensation" column of the Summary Compensation Table for 2020:

Name	Company 401(k)/Pension Matching Contribution[(1)] ($)	Value of Life Insurance Premiums[(2)] ($)	Personal Travel[(3)] ($)	Pre-Paid Non-Compete Consideration[(4)] ($)	Housing Benefits[(5)] ($)	Severance Payments[(6)] ($)	Other Benefits[(7)] ($)	Total Other Compensation ($)
Kevin J. O'Donnell	17,100	5,962	310,696	—	511,916	—	35,949	881,623
Robert Qutub	17,100	2,116	122,789	—	235,916	—	18,500	396,421
Ross A. Curtis	17,100	5,962	158,618	—	—	—	7,600	189,280
Ian D. Branagan	42,875	8,453	97,232	31,050	—	—	—	179,610
Stephen H. Weinstein	17,100	4,889	98,506	—	229,916	656,250	19,500	1,026,161

(1) This column reports Company matching contributions to our named executive officers under our 401(k) plan for Messrs. O'Donnell, Qutub and Weinstein, the National Pension Scheme and International Savings Plan for Mr. Curtis and the RenaissanceRe Syndicate Management Plan for Mr. Branagan.

(2) This column reports the value of premiums paid on behalf of our named executive officers with respect to life insurance coverage. The death benefit under the life insurance coverage is equal to four times the named executive officer's annual salary up to a maximum of $2.0 million for Bermuda-based employees and ten times the named executive officer's annual salary for U.K.-based employees.

(3) Personal travel includes costs for personal commercial travel for Mr. O'Donnell and Mr. Weinstein and their immediate family members during 2020, personal use of the corporate aircraft by the named executive officers and commuting by taxi in Bermuda for Mr. O'Donnell. The named executive officers may also invite family members or other guests from time to time to fly on already scheduled corporate aircraft trips. There is no incremental cost to us and, therefore, there is no value included in this column for such use of the corporate aircraft by family or other guests. For more information on travel benefits provided to our named executive officers, please see "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Additional Compensation Practices—Other Benefits and Perquisites" above.

(4) The amounts in this column represent prepayment of the severance benefits to which Mr. Branagan is entitled pursuant to his employment agreements as a result of an amendment made in 2008 to comply with Section 457A of the Internal Revenue Code while preserving the economics agreed to in his original employment agreement. The amount does not represent extra-contractual or additional payments not otherwise due. The amount is equal to a portion of the lump sum salary to which the executive would become entitled upon a future termination of employment and the amount of any future non-compete consideration would be reduced by the prepaid amount. In addition, the amount is subject to clawback in the event of a future termination for cause or a violation of the restrictive covenants contained in the executive's employment agreement. The amount is converted into U.S. dollars at the exchange rate of 1.24 on March 31, 2020.

(5) This column reports the value of housing benefits for Messrs. O'Donnell, Qutub and Weinstein.

(6) Separation payments made to Mr. Weinstein pursuant to his Separation, Consulting and Release Agreement. Please see "—Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards Table—Separation Agreement with Mr. Weinstein" below for a detailed discussion of Mr. Weinstein's severance payments.

(7) Other benefits include tax planning expenses for Messrs. O'Donnell, Qutub, Curtis, Branagan and Weinstein, club dues for Mr. O'Donnell, and Company matching on charitable donations for Messrs. O'Donnell, Qutub, Curtis and Weinstein.

Grants of Plan-Based Awards Table

The following table sets forth information concerning grants of plan-based awards to the named executive officers during the calendar year ended December 31, 2020.

Name	Grant Date[1]	Approval Date[1]	Award Type	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[3][4] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units[4][5] (#)	Grant Date Fair Value of Stock and Option Awards[6] ($)
Kevin J. O'Donnell	3/1/2020	2/6/2020	Performance Shares				4,800	13,717	27,434		2,337,377
	3/1/2020	2/6/2020	Time-Vested Restricted Shares							13,717	2,337,377
			Annual Cash Bonus	969,375	2,475,000	4,950,000					
Robert Qutub	3/1/2020	2/6/2020	Performance Shares				1,723	4,925	9,850		839,220
	3/1/2020	2/6/2020	Time-Vested Restricted Shares							4,925	839,220
	3/1/2020	2/6/2020	Annual Cash Bonus	310,885	793,750	1,587,500					
Ross A. Curtis	3/1/2020	2/6/2020	Performance Shares				1,816	5,189	10,378		884,206
	3/1/2020	2/6/2020	Time-Vested Restricted Shares							5,189	884,206
	3/1/2020	2/6/2020	Annual Cash Bonus	330,469	843,750	1,687,500					
Ian D. Branagan	3/1/2020	2/6/2020	Performance Shares				1,711	4,890	9,780		833,256
	3/1/2020	2/6/2020	Time-Vested Restricted Shares							4,890	833,256
	3/1/2020	2/6/2020	Annual Cash Bonus[7]	317,899	811,656	1,623,312					
Stephen H. Weinstein	3/1/2020	2/6/2020	Performance Shares				1,469	4,199	8,398		715,510
	3/1/2020	2/6/2020	Time-Vested Restricted Shares							4,199	715,510
	3/1/2020	2/6/2020	Annual Cash Bonus	257,031	656,250	1,312,500					

(1) On February 6, 2020, the Compensation and Governance Committee approved annual long-term incentive awards for our named executive officers pursuant to the 2016 LTI Plan. In accordance with our practice, these equity-based awards were granted on March 1, 2020. On February 6, 2020, the Compensation and Governance Committee set the terms of the annual incentive bonuses in respect of 2020 for each of our named executive officers.

(2) The amounts reported in these columns represent estimated possible payouts of annual incentive bonuses in respect of 2020, assuming threshold achievement, target achievement and maximum achievement of the applicable performance metrics. These annual incentive bonuses were paid in March 2021 and the actual amounts paid to or deferred for our named executive officers are included in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. See "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Annual Incentive Bonus" above for a detailed description of our annual incentive bonus program.

[3] The amounts reported in these columns represent awards of performance shares made pursuant to the 2016 LTI Plan that are scheduled to vest following the expiration of the service period on December 31, 2022 and the Compensation and Governance Committee's determination of growth in book value per common share plus change in accumulated dividends and underwriting expense ratio rank compared to peers. These columns represent the number of performance shares that vest at threshold achievement, target achievement and maximum achievement of the performance metrics. At or below the threshold performance level, no shares will be paid out. See "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Long-Term Incentives" above for a detailed description of the performance share program.

[4] The number of time-vested restricted shares and target number of performance shares awarded were computed by dividing the approved grant value by the closing price of our common shares on the date of grant of $170.40 per common share on March 1, 2020. See "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Long-Term Incentives" above for a detailed description of our equity grant practices.

[5] The amounts reported in this column represent awards of time-vested restricted shares made pursuant to the 2016 LTI Plan that are scheduled to vest in four substantially equal annual installments beginning on March 1, 2021. Dividends are paid currently on time-vested restricted shares.

[6] The amounts shown in this column represent the grant date fair value of time-vested restricted shares and performance shares granted to our named executive officers in the applicable fiscal year, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions made in the valuation of stock awards are discussed in Note 17 (Stock Incentive Compensation and Employee Benefit Plans) of our 2020 Form 10-K. These values do not represent the actual value the recipient will or has received from the award. The terms of our time-vested restricted shares and performance shares are discussed above under "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Long-Term Incentives" and the maximum value as of the grant date of performance share awards made in 2020 is included in the Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table below.

[7] Based on Mr. Branagan's salary of £475,000, converted into U.S. dollars at the exchange rate of 1.37 as of December 31, 2020.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Restricted Shares and Performance Shares

The awards and other compensation included in the Summary Compensation Table and Grants of Plan-Based Awards Table are discussed in "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program" above. Details of severance arrangements are described below under "—Potential Payments Upon Termination or Change in Control."

Employment Agreements

We have entered into employment agreements with each of our named executive officers that entitle the officers to salary, annual bonus opportunity, participation in our perquisites and benefits programs, and severance payments and benefits upon certain qualifying terminations of employment (as discussed in further detail under "—Potential Payments Upon Termination or Change in Control" below). Each executive's employment agreement, other than our Chief Executive Officer's, runs for a one-year term that extends automatically absent 30 days' notice by either party of such party's intent not to renew the term. Our Chief Executive Officer's employment agreement provides that his term of employment currently runs for a one-year term from July 1 each year and extends automatically for an additional year on an annual basis absent 180 days' notice by either party of such party's intent not to renew the term.

Separation Agreement with Mr. Weinstein

In connection with the termination of his employment on December 31, 2020, we entered into a Separation, Consulting, and Release Agreement with Mr. Weinstein. Pursuant to the terms of the agreement, and in consideration for Mr. Weinstein's agreement to, among other things, release us from claims arising in connection with his employment or the termination thereof and comply with the restrictive covenants set forth in his employment agreement, Mr. Weinstein became entitled to the separation payments and benefits provided under his employment agreement. In addition, in consideration for assisting us as a consultant through December 31, 2021 during our transition to a new Group General Counsel, Mr. Weinstein will receive aggregate consulting fees equal to $262,500. Please see "—Potential Payments Upon Termination or Change in Control—Components of Severance Benefits" below for a detailed discussion of Mr. Weinstein's severance payments and "—Potential Payments Upon Termination or Change in Control—Restrictive Covenants" below for a detailed discussion of the restrictive covenants applicable to Mr. Weinstein.

Option Exercises and Stock Vested Table

The following table sets forth information concerning the vesting of restricted shares and performance shares held by our named executive officers during 2020. There were no options outstanding or exercised by any named executive officers during the 2020 fiscal year.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Kevin J. O'Donnell	41,055	7,130,923
Robert Qutub	10,587	1,834,210
Ross A. Curtis	13,999	2,428,050
Ian D. Branagan	11,969	2,073,777
Stephen H. Weinstein[2]	24,873	4,214,195

(1) The value realized on vesting is calculated by multiplying the number of common shares acquired on vesting by the closing price of our common shares on the vesting date.

(2) Certain of Mr. Weinstein's equity awards vested pursuant to his Separation, Consulting and Release Agreement. Please see "—Separation Agreement with Mr. Weinstein" above for a detailed discussion of Mr. Weinstein's severance benefits.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth the outstanding equity awards held by our named executive officers as of December 31, 2020.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested[1] ($)
Kevin J. O'Donnell	3/1/2017[2]	3,268	541,900		
	3/1/2018[3]	6,246	1,035,712		
	5/14/2018[3]	2,945	488,340		
	3/1/2019[4]	12,000	1,989,840		
	3/1/2020[5]	13,717	2,274,553		
	3/1/2018[6]	3,122	517,690		
	5/14/2018[7]	3,927	651,175		
	3/1/2019[8]	21,332	3,537,272	10,666	1,768,636
	3/1/2020[9]	—	—	27,434	4,549,106
Robert Qutub	3/1/2017[2]	1,355	224,686		
	3/1/2018[3]	3,839	636,583		
	3/1/2019[4]	4,767	790,464		
	3/1/2020[5]	4,925	816,664		
	3/1/2018[6]	1,033	171,292		
	3/1/2019[8]	4,563	756,637	2,282	378,401
	3/1/2020[9]	—	—	9,850	1,633,327
Ross A. Curtis	3/1/2017[2]	1,743	289,024		
	3/1/2018[3]	4,117	682,681		
	3/1/2019[4]	5,067	840,210		
	3/1/2020[5]	5,189	860,440		
	3/1/2018[6]	1,108	183,729		
	3/1/2019[8]	4,850	804,227	2,426	402,279
	3/1/2020[9]	—	—	10,378	1,720,880
Ian D. Branagan	3/1/2017[2]	1,446	239,776		
	3/1/2018[3]	3,649	605,077		
	3/1/2019[4]	4,368	724,302		
	3/1/2020[5]	4,890	810,860		
	3/1/2018[6]	982	162,835		
	3/1/2019[8]	4,181	693,293	2,091	346,730
	3/1/2020[9]	—	—	9,780	1,621,720
Stephen H. Weinstein	3/1/2018[6]	922	152,886		
	3/1/2019[8]	3,772	625,473	1,887	312,902
	3/1/2020[9]	—	—	8,398	1,392,556

(1) These amounts were determined based on the closing price of our common shares of $165.82 on December 31, 2020.

(2) Unvested portion remaining from an award of time-vested restricted shares granted under the 2016 LTI Plan that vests in four substantially equal installments on March 1, 2018, 2019, 2020 and 2021.

(3) Unvested portion remaining from an award of time-vested restricted shares granted under the 2016 LTI Plan that vests in four substantially equal installments on March 1, 2019, 2020, 2021 and 2022.

(4) Unvested portion remaining from an award of time-vested restricted shares granted under the 2016 LTI Plan that vests in four substantially equal installments on March 1, 2020, 2021, 2022 and 2023.

(5) Unvested portion remaining from an award of time-vested restricted shares granted under the 2016 LTI Plan that vests in four substantially equal installments on March 1, 2021, 2022, 2023 and 2024.

(6) Performance shares granted under the 2016 LTI Plan which vested at the end of the service period on December 31, 2020 and following the Compensation and Governance Committee's determination of total shareholder return for each calendar year performance period. Performance shares were earned in three substantially equal annual installments based upon total shareholder return relative to our performance share peer group during each calendar year performance period (2018, 2019 and 2020). Because all performance periods are complete, the number of shares earned are reported in the "Number of Shares or Units of Stock That Have Not Vested" column based on the actual total shareholder return for purposes of performance share awards during the performance period as follows: for 2018, total shareholder return of 5.9% resulted in the executive earning 81.3% of the target performance shares for 2018; for 2019, total shareholder return of 46.7% resulted in the executive earning 200% of the target performance shares for 2019; and for 2020, total shareholder return of negative 14.7% resulted in the executive earning 75% of the target performance shares for 2020.

(7) Performance shares granted under the 2016 LTI Plan which vested at the end of the service period on December 31, 2020 and following the Compensation and Governance Committee's determination of growth in tangible book value per common share plus change in accumulated dividends for each calendar year performance period. Performance shares were earned in three substantially equal annual installments based upon growth in tangible book value per common share plus change in accumulated dividends during each calendar year performance period (2018, 2019 and 2020). Because all performance periods are complete, the number of shares earned are reported in the "Number of Shares or Units of Stock That Have Not Vested" column based on the actual growth in tangible book value per common share plus change in accumulated dividends for purposes of performance share awards during performance period as follows: for 2018, growth in tangible book value per common share plus change in accumulated dividends of 6.4% resulted in the executive earning 88.3% of the target performance shares with respect to 2018; for 2019, growth in tangible book value per common share plus change in accumulated dividends of 17.9% resulted in the executive earning 200% of the target performance shares with respect to 2019; and for 2020, growth in tangible book value per common share plus change in accumulated dividends of 17.9% resulted in the executive earning 200% of the target performance shares with respect to 2020.

(8) Performance shares granted under the 2016 LTI Plan which vest at the end of the service period on December 31, 2021 and following the Compensation and Governance Committee's determination of growth in tangible book value per common share plus change in accumulated dividends for each calendar year performance period. Performance shares are earned in three substantially equal annual installments based upon growth in tangible book value per common share plus change in accumulated dividends during each calendar year performance period (2019, 2020 and 2021). Because the 2019 and 2020 performance periods are complete, the number of shares earned is reported in the "Number of Shares or Units of Stock That Have Not Vested" column based on the actual growth in tangible book value per common share plus change in accumulated dividends for purposes of performance share awards during the performance period as follows: for 2019, growth in tangible book value per common share plus change in accumulated dividends of 17.9% resulted in the executive earning 200% of the target performance shares with respect to 2019; and for 2020, growth in tangible book value per common share plus change in accumulated dividends of 17.9% resulted in the executive earning 200% of the target performance shares with respect to 2020. As a result of our above-target performance for the 2020 performance period, in accordance with SEC rules, the number of unearned performance shares related to the 2021 performance period is reported in the "Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested" column based on achieving the maximum number of performance shares (200% of target) that may be earned for the performance period.

(9) Performance shares granted under the 2016 LTI Plan which vest at the end of the service period on December 31, 2022 and following the Compensation and Governance Committee's determination of average growth in book value per common share plus change in accumulated dividends over the three-year performance period and three-year average underwriting expense ratio rank versus peers. As a result of our above-target performance for 2020, in accordance with SEC rules, the number of unearned performance shares is reported in the "Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested" column based on achieving the maximum number of performance shares (200% of target) that may be earned for the three-year performance period.

Equity Compensation Plan Information

The information set forth in the table below is as of December 31, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights[1] (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders[2]	—	—	1,047,701
Equity compensation plans not approved by shareholders	—	—	—
Total	—	—	1,047,701

(1) As of December 31, 2020, there were no outstanding options to purchase common shares. A total of 748,391 unvested restricted shares (including both time-vested restricted shares and performance shares) were excluded from column (a) as those shares are considered issued at the time of grant. Unvested restricted shares were also excluded from column (c) as they are no longer available for future issuance.

(2) Plans previously approved by the shareholders include the 2016 LTI Plan.

Potential Payments Upon Termination or Change in Control

Severance Payments and Benefits

Pursuant to their employment agreements in effect on December 31, 2020, our named executive officers would have been entitled to certain payments and benefits upon certain qualifying terminations of their employment relationships with us occurring on December 31, 2020. A named executive officer's employment relationship may be terminated for any of the following reasons: (i) the executive's death or disability, (ii) by us with or without cause (as defined in the applicable executive's agreement), (iii) by the executive with or without good reason (as defined in the applicable executive's agreement), and (iv) after expiration of the term of employment following notice of non-extension by us or by the executive. No benefits are payable upon a termination by us for cause.

Upon the termination of a named executive officer's employment by the Company occurring on December 31, 2020 (other than a termination by us for cause), and subject to the execution of a mutual general release of claims (if requested by us), the executive would have become entitled to a combination of the following benefits, as illustrated in the Components of Severance Benefits Table below:

1. an amount equal to a percent (the "Installment Percent") of the executive's annual salary and the greater of (x) their target bonus and (y) their actual bonus for the year of termination (the "Bonus Amount"), to be paid in installments over the 12-month period following the termination of employment;
2. subject to the executive's compliance with non-competition and other post-termination obligations, a lump-sum payment equal to a percent (the "Lump Sum Percent") of their annual salary and the Bonus Amount to be paid at the end of the 12-month period following the termination of employment;
3. a pro rata annual bonus (at target) based on the number of days elapsed in the year of termination through the date of termination;
4. continuation of health benefits for the executive and their covered dependents for up to 12 months following termination of employment; and
5. vesting of certain equity awards granted under our stock incentive plans.

The Installment Percent and Lump Sum Percent for Mr. O'Donnell are 150% and 50%, respectively, while the Installment Percent and Lump Sum Percent for Messrs. Qutub, Curtis, Branagan and Weinstein are 75% and 25%, respectively. In the event that a qualifying termination (e.g., a termination by us without cause or a termination by the executive for good reason) occurs within 12 months following a change in control, the Installment Percent and Lump Sum Percent are 150% and 50%, respectively, for each of the named executive officers.

For Messrs. O'Donnell, Branagan and Weinstein, a portion of the contractually provided severance benefits described above in clauses (1) (Installment Percent of salary) and (2) (Lump Sum Percent of salary), which we view as consideration for the restrictive covenants contained in the employment agreements (referred to as "non-compete consideration"), was paid to each executive in the form of yearly pre-payments and a lump sum payment made on December 31, 2017, pursuant to the terms of their employment agreements.

Messrs. O'Donnell's, Branagan's and Weinstein's employment agreements provide that all pre-payments received and the lump sum payment made on December 31, 2017 are subject to clawback and forfeiture in the event the executive ceases to comply with the terms and conditions of his employment agreement, including the non-competition and non-interference covenants described below, and also provide us with a right to set off against other amounts owing to them should they engage in certain activities that are detrimental to us after the payment of any pre-payments or the lump sum payment made on December 31, 2017.

Components of Severance Benefits

	By Us Without Cause	By Executive for Good Reason	Death[1]	Disability	By Executive Without Good Reason[2]	Our Non-Extension of Agreement	Executive's Non-Extension of Agreement[2]
Installment Percent of Salary	x	x		x	x	x	x
Installment Percent of Bonus	x	x				x	
Lump Sum Percent of Salary	x	x		x	x	x	x
Lump Sum Percent of Bonus	x	x				x	
Pro rata Bonus	x	x	x	x		x	
Continuation of Benefits	x	x		x	x	x	x
Vesting of Awards	x[3]	x[3]	x	x		x[3]	

(1) In addition to the benefits above and as noted in the Summary Compensation Table above, we pay premiums on behalf of our named executive officers with respect to life insurance coverage under our health and benefits plans. The death benefit equals four times the named executive officer's annual salary up to a maximum of $2.0 million for Bermuda-based employees and ten times the named executive officer's annual salary for U.K.-based employees.

(2) With respect to Messrs. Qutub and Curtis, these benefits will be provided only to the extent we elect to extend the non-competition covenant for up to 12 months beyond the termination date.

(3) Accelerated vesting applies to all time-vested awards. See "—Treatment of Equity Awards Upon a Termination of Employment or Change in Control" below for a discussion relating to the accelerated vesting of performance-based awards.

The estimated payments and benefits provided to each of our named executive officers upon each type of termination or upon a change in control are summarized in the Estimated Payments and Benefits Upon Termination or Change in Control Table below as if the termination or change in control, as applicable, had occurred on December 31, 2020 using the closing price of our common shares of $165.82 on December 31, 2020. In addition, because the estimated payments are calculated by assuming a termination on December 31, 2020, the pro rata bonus amounts in the table reflect an accrual for a full calendar year. Actual amounts payable following a termination or change in control could differ significantly from the amounts shown and depending on the particular facts and circumstances.

Upon the termination of his employment on December 31, 2020, Mr. Weinstein became entitled to the separation payments and benefits provided pursuant to his employment agreement with the Company dated July 22, 2016 in connection with a termination for "good reason," including a pro rata bonus for 2020 in the amount of $656,250, non-compete payments payable over his 12-month non-compete period totaling $1,122,188, the value attributable to accelerated vesting of restricted shares equal to $2,158,811 (valued at the closing price of $165.82 per common share on December 31, 2020), the value attributable to continued vesting of performance shares equal to $2,099,447 (estimated using the target number of performance shares granted and valued at the closing price of $165.82 per common share on December 31, 2020), and continued health benefits at an estimated cost of $30,000. These payments did not exceed what we were contractually obligation to provide. He also agreed to provide services to the Company through December 31, 2021, as a consultant to assist in his successor's transition, for which he will receive consulting fees of $262,500.

Treatment of Equity Awards Upon a Termination of Employment or Change in Control

Pursuant to the named executive officers' employment agreements, all time-vested equity awards would vest in full upon the executive's death, a termination due to the executive's disability, a voluntary termination by the executive for good reason, an involuntary termination of the executive without cause or a non-renewal of the agreement by us. As a result of the Company's move from "single-trigger" to "double-trigger" vesting in our 2016 LTI Plan, awards granted under the 2016 LTI Plan that are assumed or substituted in connection with a change in control will only accelerate if a participant experiences a qualifying termination within two years following the change in control. In addition, performance shares granted under the 2016 LTI Plan on or after May 14, 2018 that are not assumed or substituted in connection with a change in control will accelerate as set forth in the table below.

The following table sets forth the treatment of our outstanding performance shares upon certain termination events and a change in control. Other than as set forth in the table, performance shares that remain unvested as of any termination of employment will be forfeited.

	Death; Disability; By Us Without Cause; By Executive for Good Reason; Retirement[1]	Change in Control
Shares as to which the Performance Period Has Ended		
Performance Shares under 2016 LTI Plan	Full vesting and waiver of remaining service condition.	Remain outstanding until the completion of the remaining service period, subject to acceleration upon a qualifying termination within two years following a change in control.
Shares Remaining Subject to Performance Vesting		
Performance Shares under 2016 LTI Plan granted on March 1, 2018	Remain outstanding until the completion of the performance period, and vest based on the actual level of attainment of the applicable performance goals.	Remain outstanding until the completion of the performance and service periods, subject to acceleration upon a qualifying termination within two years following a change in control, and vest based on the actual level of attainment of the applicable performance goals.

	Death; Disability; By Us Without Cause; By Executive for Good Reason; Retirement[1]	Change in Control
Performance Shares under 2016 LTI Plan granted on May 14, 2018 and March 1, 2019	Remain outstanding until the completion of the performance period, and vest based on the actual level of attainment of the applicable performance goals.	Performance shares that are assumed or substituted in connection with a change in control remain outstanding until the completion of the performance and service periods, subject to acceleration upon a qualifying termination within two years following a change in control, and vest based on the actual level of attainment of the applicable performance goals. For performance shares that are not assumed or substituted in connection with a change in control: (i) shares for which the performance period has not yet commenced are subject to acceleration assuming achievement of the target level of the applicable performance goals and (ii) shares with a performance period that includes the date of the change in control are subject to acceleration based on the total shareholder return achieved as of the date of the change in control.
Performance Shares under 2016 LTI Plan granted on March 1, 2020	Remain outstanding until the completion of the performance period, and vest based on the actual level of attainment of the applicable performance goals.	Performance shares that are assumed or substituted in connection with a change in control remain outstanding until the completion of the performance and service periods, subject to acceleration upon a qualifying termination within two years following a change in control, and vest based on the actual level of attainment of the applicable performance goals. Performance shares that are not assumed or substituted in connection with a change in control are subject to acceleration based on the total shareholder return achieved as of the date of a change in control.

[1] A termination by the executive without "good reason" will qualify as a "retirement" if the executive's employment is terminated by the executive following the later of the date on which (i) the sum of the executive's age and years of service with the Company equals 65 and (ii) the executive has first completed five years of service with the Company.

Restrictive Covenants

Under the named executive officers' employment agreements, during the term of employment and for 12 months following any termination of employment, each executive is subject to non-competition and non-interference covenants; provided that, for Messrs. Qutub and Curtis only, the non-competition covenant will extend beyond a termination without good reason or due to an employee non-renewal only to the extent that we elect to pay Messrs. Qutub and Curtis the Installment Percent and Lump Sum Percent of salary (or prorated portion thereof for an extension for a period of less than 12 months). Generally, the non-competition covenant prevents the executive from engaging in activities competitive with our business or the business of our affiliates, and the non-interference covenant prevents the executive from soliciting or hiring our employees or those of our affiliates or service providers and from inducing any of our customers, suppliers, licensees or other business relations or those of our affiliates, to cease doing business with, or reduce the amount of business conducted with, us or our affiliates, or in any other manner interfering with our relationship with such parties. The named executive officers' employment agreements also contain standard confidentiality and invention assignment provisions as well as indemnification protection generally to the fullest extent permitted by Bermuda law, except in certain limited circumstances.

Estimated Payments and Benefits Upon Termination or Change in Control

The estimated payments and benefits that would be provided to our named executive officers in the circumstances described above in the event that such circumstances occurred on December 31, 2020 are set forth in the table below. Because the information in the table is as of December 31, 2020, it includes the accelerated vesting of certain awards that vested following year-end and prior to the date of this proxy statement.

Name	Benefit	Before Change in Control Termination without Cause or for Good Reason or Non-Extension by the Company ($)	After Change in Control Termination without Cause or for Good Reason or Non-Extension by the Company ($)	Non-Extension by Executive ($)	Executive Resignation without Good Reason ($)	Death ($)	Disability ($)
Kevin J. O'Donnell	Salary[1]	1,200,000	1,200,000	—	—	—	1,200,000
	Bonus	7,672,500	7,672,500	2,475,000	—	2,475,000	2,475,000
	Accelerated Vesting of Awards[2]	14,195,353	14,195,353	—	—	14,195,353	14,195,353
	Life Insurance	—	—	—	—	2,000,000	—
	Continuation of Health Benefits	44,220	44,220	29,480	29,480	—	29,480
	Total:	23,112,073	23,112,073	2,504,480	29,480	18,670,353	17,899,833
Robert Qutub	Salary[1]	635,000	1,270,000	635,000	635,000	—	635,000
	Bonus	1,627,188	2,460,625	793,750	—	793,750	793,750
	Accelerated Vesting of Awards[2]	4,402,189	4,402,189	—	—	4,402,189	4,402,189
	Life Insurance	—	—	—	—	710,000	—
	Continuation of Health Benefits	29,480	29,480	29,480	29,480	—	29,480
	Total:	6,693,857	8,162,295	1,458,230	664,480	5,905,939	5,860,420
Ross A. Curtis	Salary[1]	675,000	1,350,000	675,000	675,000	—	675,000
	Bonus	1,729,688	2,615,625	843,750	—	843,750	843,750
	Accelerated Vesting of Awards[2]	4,721,890	4,721,890	—	—	4,721,890	4,721,890
	Life Insurance	—	—	—	—	2,000,000	—
	Continuation of Health Benefits	29,480	29,480	29,480	29,480	—	29,480
	Total:	7,156,058	8,716,995	1,548,230	704,480	7,565,640	6,270,120
Ian D. Branagan	Salary[1]	—	649,325	—	—	—	—
	Bonus	1,663,895	2,516,134	811,656	—	811,656	811,656
	Accelerated Vesting of Awards[2]	4,220,451	4,220,451	—	—	4,220,451	4,220,451
	Life Insurance	—	—	—	—	6,493,250	—
	Continuation of Health Benefits	8,461	8,461	8,461	8,461	—	8,461
	Total:	5,892,807	7,394,371	820,117	8,461	11,525,357	5,040,568

(1) Consistent with the termination provisions of the named executive officers' employment agreements, amounts shown under "Salary" are based on multiples (as set forth in each of the named executive officers' respective employment agreement) of the salaries in effect as of December 31, 2020, less the value of the non-compete consideration that was paid to Messrs. O'Donnell and Branagan on December 31, 2017 and certain yearly pre-payments that were paid to Messrs. O'Donnell, Branagan and

Weinstein previously. Please see the narrative discussion above for details on the payments and benefits to which the named executive officer would be entitled upon a termination of employment. In addition, Mr. Branagan's December 31, 2020 salary has been converted from pounds sterling into U.S. dollars at the prevalent exchange rate of 1.37 on that date.

(2) Please see the narrative discussion above under "—Treatment of Equity Awards Upon a Termination of Employment or Change in Control" for more detail. The amount shown for Accelerated Vesting of Awards represents the sum of:

- the value of restricted share awards that had not yet vested as of December 31, 2020, based on the closing price of $165.82 per common share value on December 31, 2020; and
- the value of performance shares that had not yet vested as of December 31, 2020, based on the target number of performance shares for performance periods beginning on or after January 1, 2021 and on the actual number of performance shares earned for performance periods ending on or before December 31, 2020 and the closing price of $165.82 per common share on December 31, 2020.

Pay Ratio Disclosure

To identify our median employee, we determined the sum of 2019 base salary, target annual incentive bonus or spot bonus and target long-term cash or equity-based incentive award value for each individual, excluding Mr. O'Donnell, who was employed by us on December 31, 2019. We are using the same median employee for our 2020 pay ratio calculation as we used in 2019, as we believe that there have been no changes to our employee population or employee compensation arrangements that we reasonably believe would result in a significant change to our pay ratio disclosure. As of December 31, 2019, we employed 554 people worldwide. For our employees who were paid in currency other than U.S. dollars, these amounts were converted into U.S. dollars at the applicable exchange rate on December 31, 2019. We included all employees, whether full-time or part-time. We annualized the compensation for full-time and part-time employees that were not employed by us for all of 2019. We did not make cost-of-living adjustments or any other assumptions, adjustments or estimates. We believe we are using a consistently applied compensation measure that reasonably reflects the annual compensation of our employees as base salary, annual incentive bonus or spot bonus and long-term cash or equity-based incentive awards generally comprise nearly all of the annual compensation of our employees.

Furthermore, a majority of our employees receive annual long-term cash or equity-based incentive awards and participate in our bonus program, and the actual amount of the bonus paid is generally determined using a formula applied consistently to each employee's target bonus amount.

The following table sets forth the ratio of Mr. O'Donnell's annual total compensation as reported in the Summary Compensation Table to the annual total compensation of our median employee, calculated in accordance with the Summary Compensation Table rules, for the 2020 fiscal year:

	Annual Total Compensation
Kevin J. O'Donnell President and Chief Executive Officer	$9,556,635
Median Employee	$ 186,148
Ratio	**51.3:1**

Audit Matters

PROPOSAL 3

Approval of the Appointment of Independent Registered Public Accounting Firm and Referral of the Determination of the Auditor's Remuneration to the Board of Directors



The Board of Directors unanimously recommends that shareholders vote **FOR** the approval of the appointment of Ernst & Young Ltd. as our independent registered public accounting firm for the 2021 fiscal year and the referral of the determination of the auditor's remuneration to the board of directors.

The Audit Committee evaluates the performance of our independent registered public accounting firm each year and determines whether to reengage them or consider other firms. In doing so, the Audit Committee considers the auditor's service quality and efficiency, capability, technical expertise and knowledge of our operations and industry. In addition, the Audit Committee is involved in the selection of our independent registered public accounting firm's lead engagement partner and ensures that the mandated rotation of the lead partner occurs routinely. Upon recommendation of the Audit Committee, the Board has appointed Ernst & Young Ltd. to serve as our independent registered public accounting firm for the 2021 fiscal year. We have engaged Ernst & Young Ltd. in this capacity continuously since 1993.

A representative of Ernst & Young Ltd. is expected to attend the Annual Meeting. The representative will have an opportunity to make a statement if the representative so desires and will be available to respond to appropriate questions from shareholders.

Recommendation and Vote

In accordance with Bermuda law, our shareholders have the authority to approve the appointment of our independent registered public accounting firm and a proposal will be submitted to the shareholders at the Annual Meeting for approval of the nomination of Ernst & Young Ltd. Shareholders at the Annual Meeting will also be asked to vote to refer the determination of the auditor's remuneration to the Board. Ernst & Young Ltd. served as our independent auditor for the 2020 fiscal year. Approval of this proposal requires the affirmative vote of a majority of the votes cast at the Annual Meeting and entitled to vote thereon.

Independent Registered Public Accounting Firm Fees

The following table summarizes the aggregate fees billed by Ernst & Young Ltd. during our 2020 and 2019 fiscal years.

Type of Fees	Fiscal 2020 ($)	Fiscal 2019 ($)
Audit Fees	5,761,117	5,704,450
Audit-Related Fees	99,030	97,100
Tax Fees	—	—
All Other Fees	—	—
Total	5,860,147	5,801,550

Audit Fees. Audit fees for 2020 and 2019 consist of fees for (a) the audit of our annual financial statements, (b) review of our quarterly financial statements, (c) statutory audits, and (d) assistance with and review of documents filed with the SEC (including comfort letters and consents).

Audit-Related Fees. Audit-related fees for both 2020 and 2019 principally related to audits of our employee benefits plans.

Tax Fees. Ernst & Young Ltd. did not perform any tax-related services for us during our 2020 and 2019 fiscal years.

All Other Fees. Ernst & Young Ltd. did not perform any other services for us during our 2020 and 2019 fiscal years.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for managing our relationship with our independent auditor. The Audit Committee has the sole authority to appoint and engage our auditor, subject to approval and ratification by the shareholders. The Audit Committee regularly reviews the auditor's work plan, bills, and work product.

The Audit Committee must pre-approve all audit services and permitted non-audit services performed for us by our auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act that are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may delegate the authority to grant pre-approvals of audit and permitted non-audit services to a subcommittee of its members, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting. All engagements of Ernst & Young Ltd. to provide audit and audit-related services to us during 2019 and 2020 were pre-approved by the Audit Committee.

Audit Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Commission, nor shall such information or report be incorporated by reference into any future filing by us under the Securities Act, or the Exchange Act, except to the extent that we specifically incorporate it by reference in such filing.

The Audit Committee oversees our financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing our financial statements, and for the public reporting process. Ernst & Young Ltd., our independent auditor for 2020, is responsible for expressing opinions on the conformity of our audited financial statements with generally accepted accounting principles in the United States and on the effectiveness of our internal control over financial reporting.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of Ernst & Young Ltd., our independent auditor, for the purpose of preparing or issuing an audit report. In fulfilling its oversight responsibilities, the Audit Committee reviewed (i) management's assessment of the effectiveness of our internal control over financial reporting and Ernst & Young Ltd.'s evaluation of our internal control over financial reporting, and (ii) the audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2020 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed with Ernst & Young Ltd. the matters that are required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Commission, including its judgments as to the quality, not just the acceptability, of our accounting principles, the reasonableness of significant judgments, all critical accounting policies and practices to be used, material alternative accounting treatments within generally accepted accounting principles discussed with management and other material written communications between Ernst & Young Ltd. and management. The Audit Committee has discussed with Ernst & Young Ltd. its independence from both management and the Company and has received the written disclosures and the letter from the independent auditor required by the applicable requirements of the Public Company Accounting Oversight Board.

The Audit Committee discussed with Ernst & Young Ltd. the overall scope and plans for its audit. The Audit Committee met with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of our internal controls and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2020, for filing with the Commission. The Audit Committee, pursuant to its pre-approval policies and procedures, and the Board have also recommended, subject to shareholder approval, the selection of Ernst & Young Ltd. as RenaissanceRe's independent auditor for the 2021 fiscal year.

David C. Bushnell, Chair
Valerie Rahmani
Carol P. Sanders
James L. Gibbons
Brian G. J. Gray

Security Ownership

Security Ownership of Certain Beneficial Owners

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 9, 2021 for each person known by us to own beneficially 5% or more of our outstanding common shares.

Name and Address of Beneficial Owner	Number of Common Shares	Percentage of Class[1]
BlackRock, Inc.[2] 40 East 52nd Street New York, NY 10022	6,142,894	12.3%
The Vanguard Group[3] 100 Vanguard Blvd. Malvern, PA 19355	4,961,722	10.0%

(1) The percentage of class shown is based on the common shares reported as beneficially owned on Schedule 13G or Schedule 13G/A and 49,761,397 common shares outstanding as of March 9, 2021.

(2) According to a Statement on Schedule 13G/A filed on January 27, 2021 by BlackRock, BlackRock was the beneficial owner of 6,142,894 common shares as of December 31, 2020. BlackRock has the sole power to vote or to direct the voting of 5,805,784 common shares and sole power to dispose of or to direct the disposition of 6,142,894 common shares. On November 15, 2016, we granted BlackRock a limited waiver from the restrictions on the acquisition of share ownership set forth in our Bye-laws, up to a maximum amount of shares representing 15% of our shares outstanding. BlackRock has agreed that, in accordance with our Bye-laws, the voting rights attributable to shares owned or controlled by BlackRock will not exceed 9.9% of the voting rights attached to all of our issued and outstanding capital shares.

(3) According to a Statement on Schedule 13G/A filed on February 10, 2021 by The Vanguard Group ("Vanguard"), Vanguard was the beneficial owner of 4,961,722 common shares as of December 31, 2020. Vanguard has the shared power to vote or direct the vote of 59,880 common shares, sole power to dispose of or to direct the disposition of 4,833,229 common shares and shared power to dispose or direct the disposition of 128,493 common shares. On May 11, 2018, we granted Vanguard a limited waiver from the restrictions on the acquisition of share ownership set forth in our Bye-laws, up to a maximum amount of shares representing 15% of our shares outstanding. Vanguard has agreed that, in accordance with our Bye-laws, the voting rights attributable to shares owned or controlled by Vanguard will not exceed 9.9% of the voting rights attached to all of our issued and outstanding capital shares.

Security Ownership of Management

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 9, 2021 for each of our named executive officers, directors and director nominees and all of our executive officers and directors as a group. Unless otherwise noted below, each of these individuals had sole voting and dispositive power with respect to the common shares beneficially owned by him or her.

Name of Beneficial Owner	Number of Common Shares	Percentage of Class[(1)]
Kevin J. O'Donnell[(2)]	229,998	*
Robert Qutub[(3)]	53,346	*
Ross A. Curtis[(4)]	123,501	*
Ian D. Branagan[(5)]	60,845	*
Stephen H. Weinstein[(6)]	93,055	*
David C. Bushnell[(7)]	19,449	*
James L. Gibbons[(7)]	25,107	*
Brian G. J. Gray[(7)]	15,056	*
Jean D. Hamilton[(7)]	25,625	*
Duncan P. Hennes[(7)]	4,862	*
Henry Klehm III[(7)]	20,192	*
Valerie Rahmani[(7)]	4,862	*
Carol P. Sanders[(7)]	6,079	*
Anthony M. Santomero[(7)]	19,449	*
Cynthia Trudell[(7)]	2,700	*
All of our executive officers and directors (17 persons)[(8)]	643,476	1.3%

* Less than 1%

(1) The percentage of class shown is based on 49,761,397 common shares outstanding as of March 9, 2021.

(2) Includes (i) 37,258 time-vested restricted shares that have not yet vested, (ii) 21,332 performance shares for which the performance period has been completed but the shares remain unvested until the completion of the relevant service period and (iii) 66,848 performance shares, for which the performance period has not yet been completed, that are eligible to be earned if maximum performance is attained. Also includes 1,079 shares held by a limited partnership for the benefit of Mr. O'Donnell's family.

(3) Includes (i) 13,185 time-vested restricted shares that have not yet vested and (ii) 4,563 performance shares for which the performance period has been completed but the shares remain unvested until the completion of the relevant service period and (iii) 20,918 performance shares, for which the performance period has not yet been completed, that are eligible to be earned if maximum performance is attained.

(4) Includes (i) 13,998 time-vested restricted shares that have not yet vested, (ii) 4,850 performance shares for which the performance period has been completed but the shares remain unvested until the completion of the relevant service period and (iii) 22,142 performance shares, for which the performance period has not yet been completed, that are eligible to be earned if maximum performance is attained.

(5) Includes (i) 12,907 time-vested restricted shares that have not yet vested, (ii) 4,181 performance shares for which the performance period has been completed but the shares remain unvested until the completion of the relevant service period and (iii) 20,875 performance shares, for which the performance period has not yet been completed, that are eligible to be earned if maximum performance is attained. Also includes 4,000 common shares held by trusts for the benefit of Mr. Branagan's children.

(6) Includes 78,998 fully vested shares as of December 31, 2020, the date of Mr. Weinstein's departure from RenaissanceRe, including 3,688 common shares held by trusts for the benefit of Mr. Weinstein's minor children. Includes (i) 3,772 performance shares for which the performance period has been completed but the shares remain unvested until the completion of the relevant service period and (ii) 10,285 performance shares, for which the performance period has not yet been completed, that are eligible to be earned if maximum performance is attained as of March 9, 2021.

(7) Includes the following number of restricted shares granted in payment of directors' fees that have not yet vested: 1,879 restricted shares for Messrs. Bushnell, Gray, Hennes, Klehm and Santomero and Messes. Hamilton and Sanders and Dr. Rahmani; 3,730 restricted shares for Mr. Gibbons; and 1,839 restricted shares for Ms. Trudell.

(8) Includes 114,297 time-vested restricted shares that have not yet vested. Does not include Mr. Weinstein, who departed the Company on December 31, 2020.

General Information

About the Proxy Materials and the Annual Meeting

This proxy statement summarizes the information you need to know to vote at the Annual Meeting. The notice regarding the availability of proxy materials, this proxy statement, the Notice of Annual General Meeting of Shareholders and the proxy card are first being made available to shareholders on or about March 23, 2021, concurrently with the distribution of our 2020 Annual Report to Shareholders. Our Annual Report shall not be deemed to be part of this proxy statement.

Record Date

The Board has set March 9, 2021 as the record date for the Annual Meeting. On the record date, there were 49,761,397 shares of our common stock outstanding and entitled to vote.

Shareholders Entitled to Vote

If you were the beneficial owner of common shares held in street name, or a shareholder of record with respect to our common shares at the close of business on the record date, you are entitled to notice of, and may vote at, the Annual Meeting. The common shares are our only class of equity securities outstanding and entitled to vote at the Annual Meeting.

Each of our common shares entitles its holder to one vote on each matter that is voted upon at the Annual Meeting or any postponements or adjournments thereof, subject to certain provisions of our Bye-laws that reduce the total voting power of any shareholder owning, directly or indirectly, beneficially or otherwise, as described in our Bye-laws, more than 9.9% of the common shares to not more than 9.9% of the total voting power of our capital stock unless otherwise waived at the discretion of the Board. In addition, the Board may limit a shareholder's voting rights where the Board deems it necessary to do so to avoid adverse tax, legal or regulatory consequences. The reduction of such voting power may have the effect of increasing another shareholder's voting power to more than 9.9%, thereby requiring a corresponding reduction in such other shareholder's voting power.

Because the applicability of the voting power reduction provisions to any particular shareholder depends on facts and circumstances that may be known only to the shareholder or related persons, we request that any holder of common shares with reason to believe that it is a shareholder whose common shares carry more than 9.9% of the voting power of RenaissanceRe contact us promptly so that we may determine whether the voting power of such holder's common shares should be reduced. The Board is empowered to require any shareholder to provide information as to that shareholder's beneficial ownership of common shares, the names of persons having beneficial ownership of the shareholder's common shares, relationships with other shareholders or any other facts the directors may consider relevant to the determination of the number of common shares attributable to any person. The Board may disregard the votes attached to common shares of any holder who fails to respond to such a request or who, in the Board's judgment, submits incomplete or inaccurate information. The Board retains the discretion to make such final adjustments that it considers fair and reasonable in all circumstances as to the aggregate number of votes attaching to the common shares of any shareholder to ensure that no shareholder's voting power is more than 9.9% of the total voting power of our capital stock at any time.

These voting power restrictions may be waived by the Board in its sole discretion. To date, the Board has consistently enforced these voting power restrictions.

Quorum

Two persons present in person and throughout the Annual Meeting representing in person or by proxy more than 50% of the issued common shares entitled to vote on the matters to be considered at the Annual Meeting form a quorum for the transaction of business at the Annual Meeting. Withheld votes for the election of directors, abstentions and “broker non-votes” (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client) will be counted for purposes of determining whether a quorum is present.

Vote Required

The Board has adopted a majority vote standard in uncontested director elections, which means that director nominees for whom the number of votes cast FOR that director’s election exceeds the number of votes cast AGAINST that director’s election (with abstentions and broker non-votes not counted as a vote cast either FOR or AGAINST a director’s election) will be elected as a director at the Annual Meeting. In the event that a nominee for election fails to receive a majority of the votes cast at an election which is uncontested, such nominee will tender an irrevocable resignation, and the Board will decide whether to accept or reject the resignation no later than ninety (90) days following certification of the election results. Because we did not receive proper advance notice in accordance with our Bye-laws of any shareholder nominees for director, the election of directors solicited hereby is an uncontested election.

Your bank, broker or other nominee is not permitted to vote your shares on any proposal that is considered to be non-routine under the rules of the NYSE unless it has received your specific voting instructions with respect to that proposal. For routine matters, unless your proxy indicates otherwise, the persons named as your proxies will vote your shares according to the recommendation of the Board.

A hand vote will be taken unless a poll is requested pursuant to our Bye-laws.

The following table summarizes the voting options, vote required for approval and effect of abstentions and broker non-votes for each proposal to be considered at the Annual Meeting:

Proposal	Board Recommendation	Voting Options	Voting Approval Standard	Effect of Abstentions	Broker Discretionary Voting Allowed?	Effect of Broker Non-Votes
Election of three Class II director nominees	**FOR** each nominee	FOR, AGAINST or ABSTAIN for each director nominee	The number of votes cast FOR that director’s election exceeds the number of votes cast AGAINST that director’s election as a director at the Annual Meeting	No effect	No	No effect
Advisory vote on the compensation of our named executive officers	**FOR**	FOR, AGAINST or ABSTAIN	Majority of the votes cast at the Annual Meeting	No effect	No	No effect
Approval of the appointment of Ernst & Young Ltd. as our independent registered public accounting firm for the 2021 fiscal year and the referral of the auditor’s remuneration to the Board	**FOR**	FOR, AGAINST or ABSTAIN	Majority of the votes cast at the Annual Meeting	No effect	Yes	Not applicable

How to Vote

Shareholder of Record

If your common shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the shareholder of record with respect to those shares, and the notice regarding the availability of proxy materials was sent directly to you by Broadridge Financial Solutions, Inc. ("Broadridge"), our tabulation agent and inspector of election.

If you are a shareholder of record, you may vote in person at the Annual Meeting, in which case we will give you a ballot when you arrive. If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote (1) by proxy over the Internet by following the instructions provided in the notice; or (2) if you requested printed copies of the proxy materials by mail, you must either (a) fill out the enclosed proxy card, date and sign it and return it in the enclosed postage paid envelope; or (b) vote using the Internet (instructions are on the proxy card).

Beneficial Owner of Common Shares Held in Street Name

If your common shares are held in an account at a brokerage firm, bank, broker-dealer or similar organization, then you are the beneficial owner of common shares held in street name, and the notice regarding the availability of proxy materials should have been forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner of common shares held in street name, you have the right to direct that organization on how to vote the common shares held in your account.

If you are a beneficial owner of common shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain and produce at the Annual Meeting a valid proxy from the organization that holds your common shares along with valid identification. We will give you a ballot when you arrive.

If you do not wish to vote in person or you will not be attending the Annual Meeting, you have the right to direct your brokerage firm, bank, broker-dealer or similar organization on how to vote the common shares held in your account. Please refer to the voting instructions provided by such organization for directions as to how to vote the common shares that you beneficially own.

Revoking Your Proxy

You may change your vote or revoke your proxy at any time before your proxy is voted at the Annual Meeting. You may vote again on a later date by following the same procedures by which you submitted your original vote, or by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. Your latest vote or proxy, however submitted, will be counted. If you wish to change your vote or revoke your proxy, you must do so in sufficient time to permit the necessary examination and tabulation of the subsequent proxy or revocation before the vote is taken.

Effect of Not Voting

Shareholder of Record

If you are a shareholder of record and you indicate when voting on the Internet that you wish to vote as recommended by our Board or sign and return a proxy card without giving specific voting instructions, then the proxies will vote your shares in the manner recommended by our Board on all matters presented in this proxy statement and as the proxies may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. Withheld votes for election of directors and proxies marked as abstentions to a proposal will not be counted except for purposes of determining whether a quorum is present.

Beneficial Owner of Common Shares Held in Street Name

If you are a beneficial owner of common shares held in street name and the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter at least 10 days before the Annual Meeting, the organization that holds your shares will inform our inspector of election that it does not have the authority to vote on this matter with respect to your shares. When our inspector of election tabulates the votes for any particular non-routine matter, broker non-votes (like abstentions) will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided by that organization.

Proxy Solicitation

Your proxy is being solicited by the Board. We have engaged the firm of MacKenzie Partners to act as the solicitation agent on behalf of the Board to assist in the solicitation of proxies for a fee of $15,000, plus the reimbursement of certain expenses. The persons named in the proxy card have been designated as proxies by the Board and are officers of RenaissanceRe.

Further solicitation may be made by our directors, officers and employees personally, by telephone, Internet or otherwise, but such persons will not be specifically compensated for such services. We may also solicit, through bankers, brokers, or other persons, proxies from beneficial holders of the common shares. Upon request, we will reimburse brokers, dealers, banks, or similar entities for reasonable expenses incurred in forwarding copies of the proxy materials relating to the Annual Meeting to the beneficial owners of common shares that such persons hold of record.

Notice and Access

Pursuant to rules adopted by the Commission and applicable Bermuda law, we are providing access to our proxy materials over the Internet, which will save costs and paper. On or about March 23, 2021, we mailed a notice regarding the availability of proxy materials, which contains basic information about the Annual Meeting and instructions on how to view all proxy materials on a website referred to in the notice or to request to receive a printed set of the proxy materials.

The notice regarding availability of proxy materials will also provide you with instructions on how to request that we send our future proxy materials to you electronically by e-mail or to request to receive printed copies of future proxy materials by mail.

Multiple Notices or Sets of Printed Proxy Materials

If you receive multiple notices or sets of printed proxy materials, it generally means that you hold common shares registered in more than one account. To ensure that all of your shares are voted, please vote in the manner described above with respect to each notice or in the proxy card accompanying the proxy materials.

Appraisal Rights

The Board has not proposed for consideration at the Annual Meeting any transaction for which the laws of Bermuda grant appraisal rights to shareholders.

Voting Results

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be tallied by our inspector of election and filed with the SEC on a Current Report on Form 8-K within four business days following the Annual Meeting.

Additional Information

Other Action at the Annual Meeting

Our Annual Report to Shareholders for the year ended December 31, 2020, including financial statements for the year ended December 31, 2020, and the auditor's report thereon, has been made available to all shareholders. The financial statements and auditor's report will be formally presented at the Annual Meeting, but no shareholder action is required thereon.

As of the date of this proxy statement, we have no knowledge of any business, other than that which we have described herein, that will be presented for consideration at the Annual Meeting. In the event any other business is properly presented at the Annual Meeting, it is intended that the persons named in the accompanying proxy will have authority to vote such proxy in accordance with their judgment on such business. In addition, such persons may vote such proxy to adjourn the Annual Meeting if necessary, for example due to the impact of COVID-19. Our Board also has the authority to postpone the Annual Meeting in such circumstances. In the event it is advisable to adjourn, postpone or change location of the Annual Meeting, we will announce our decision as promptly as practicable.

Shareholder Proposals for 2022 Annual General Meeting of Shareholders

In accordance with SEC Rule 14a-8, shareholder proposals intended for inclusion in our 2022 proxy statement and to be presented at the 2022 Annual General Meeting of Shareholders must be received in writing by us no later than November 23, 2021 and must comply with the requirements of the Commission and our Bye-laws. Such proposals should be directed to the attention of the Corporate Secretary, RenaissanceRe Holdings Ltd., P.O. Box HM 2527, Hamilton, HM GX, Bermuda. Shareholders who intend to nominate persons for election as directors at our annual general meetings of shareholders must comply with the advance notice procedures and other provisions set forth in our Bye-laws in order for such nominations to be properly brought before that annual general meeting of shareholders. These provisions require, among other things, that written notice from no fewer than 20 shareholders holding in the aggregate not less than 10% of the outstanding paid-up share capital of RenaissanceRe be received by the Corporate Secretary of RenaissanceRe not less than 60 days prior to the annual general meeting of shareholders.

If a shareholder intends to present a proposal at the 2022 Annual General Meeting of Shareholders without any discussion of the proposal in our proxy statement, and the shareholder does not notify us of such proposal on or before February 6, 2022 as required by SEC Rule 14a-4(c)(1), then proxies received by us for the 2022 Annual General Meeting of Shareholders will be voted by the persons named as such proxies in their discretion with respect to such proposal. Notice of any such proposal is to be sent to the above address.

Householding of Annual Meeting Materials

The SEC has enacted a rule that allows multiple investors residing at the same address the convenience of receiving a single copy of annual reports, proxy statements, prospectuses and other disclosure documents if they consent to do so. This is known as "householding." We will allow householding only upon certain conditions. Some of those conditions are:

- You agree to, or do not object to, the householding of your materials; and
- You have the same last name and exact address as another investor(s).

If these conditions are met, and SEC regulations allow, your household will receive a single copy of annual reports, proxy statements, prospectuses and other disclosure documents.

You may revoke a prior householding consent at any time by contacting Broadridge, either by calling toll-free at 1-866-540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. We will remove you from the householding program within 30 days of receipt of your response, following which you will receive an individual copy of our disclosure document. Shareholders sharing an address and wishing to receive a single set of reports may do so by contacting their banks or brokers, if they are beneficial holders, or by contacting Broadridge at the address set forth above if they are record holders.

Website

We maintain a website at www.renre.com. The information on this website, including but not limited to the information on the webpage titled "ESG at RenaissanceRe," is not incorporated by reference in this proxy statement.

Appendix A: Reconciliation of Non-GAAP Financial Measures

We have included certain non-GAAP financial measures within the meaning of Regulation G in this proxy statement. We have provided these financial measurements in previous investor communications and our management believes that these measurements are important to investors and other interested persons and that investors and such other persons benefit from having a consistent basis for comparison between periods and for the comparison with other companies within the industry. These measures may not, however, be comparable to similarly titled measures used by companies outside of the insurance industry. Investors are cautioned not to place undue reliance on these non-GAAP measures in assessing our overall financial performance.

We use "operating (loss) income (attributable) available to RenaissanceRe common shareholders" as a measure to evaluate the underlying fundamentals of our operations and we believe it to be a useful measure of our corporate performance. "Operating (loss) income (attributable) available to RenaissanceRe common shareholders" as used herein differs from "net income available to RenaissanceRe common shareholders," which the Company believes is the most directly comparable GAAP measure, by the exclusion of net realized and unrealized gains and losses on investments, excluding other investments - catastrophe bonds, net foreign exchange gains and losses, corporate expenses associated with the acquisition of TMR and the subsequent sale of RenaissanceRe (UK) Limited ("RenaissanceRe UK"), the income tax expense or benefit associated with these adjustments and the portion of these adjustments attributable to the Company's redeemable noncontrolling interests. Our management believes that "operating (loss) income (attributable) available to RenaissanceRe common shareholders" is useful to investors because it more accurately measures and predicts our results of operations by removing the variability arising from: fluctuations in the fair value of our fixed maturity investment portfolio, equity investments trading, other investments (excluding catastrophe bonds) and investments-related derivatives; fluctuations in foreign exchange rates; corporate expenses associated with the acquisition of TMR and the subsequent sale of RenaissanceRe UK; the associated income tax expense or benefit of these adjustments; and the portion of these adjustments attributable to our redeemable noncontrolling interests. We also use "operating (loss) income (attributable) available to RenaissanceRe common shareholders" to calculate "operating (loss) income (attributable) available to RenaissanceRe common shareholders per common share - diluted" and "operating return on average common equity - annualized."

The following table is a reconciliation of: (1) net income available to RenaissanceRe common shareholders to “operating (loss) income (attributable) available to RenaissanceRe common shareholders”; (2) net income available to RenaissanceRe common shareholders per common share - diluted to “operating (loss) income (attributable) available to RenaissanceRe common shareholders per common share - diluted”; and (3) return on average common equity - annualized to “operating return on average common equity - annualized.” Comparative information for all prior periods has been updated to conform to the current methodology and presentation.

(in thousands of U.S. dollars, except per share amounts and percentages)	Year Ended December 31, 2020	2019
Net income available to RenaissanceRe common shareholders	$ 731,482	$ 712,042
Adjustment for net realized and unrealized gains on investments, excluding other investments–catastrophe bonds	(827,667)	(423,501)
Adjustment for net foreign exchange (gains) losses	(27,773)	2,938
Adjustment for corporate expenses associated with the acquisition of TMR and the subsequent sale of RenaissanceRe UK[1]	47,964	49,725
Adjustment for income tax expense (benefit)[2]	29,863	20,367
Adjustment for net income (loss) attributable to redeemable noncontrolling interests[3]	60,771	36,180
Operating (loss) income (attributable) available to RenaissanceRe common shareholders	$ 14,640	$ 397,751
Net income available to RenaissanceRe common shareholders per common share–diluted	$ 15.31	$ 16.29
Adjustment for net realized and unrealized gains on investments, excluding other investments–catastrophe bonds	(17.54)	(9.81)
Adjustment for net foreign exchange (gains) losses	(0.59)	0.07
Adjustment for corporate expenses associated with the acquisition of TMR and the subsequent sale of RenaissanceRe UK[1]	1.02	1.15
Adjustment for income tax expense (benefit)[2]	0.63	0.47
Adjustment for net income (loss) attributable to redeemable noncontrolling interests[3]	1.29	0.84
Operating (loss) income (attributable) available to RenaissanceRe common shareholders per common share–diluted	$ 0.12	$ 9.01
Return on average common equity–annualized	11.7%	14.1%
Adjustment for net realized and unrealized gains on investments, excluding other investments–catastrophe bonds	(13.4)%	(8.4)%
Adjustment for net foreign exchange (gains) losses	(0.4)%	0.1%
Adjustment for corporate expenses associated with the acquisition of TMR and the subsequent sale of RenaissanceRe UK[1]	0.8%	1.0%
Adjustment for income tax expense (benefit)[2]	0.5%	0.4%
Adjustment for net income (loss) attributable to redeemable noncontrolling interests[3]	1.0%	0.7%
Operating return on average common equity–annualized	0.2%	7.9%

(1) Included in the twelve months ended December 31, 2020 is the loss on sale of RenaissanceRe UK of $30.2 million.

(2) Adjustment for income tax expense (benefit) represents the income tax (expense) benefit associated with the adjustments to net income available to RenaissanceRe common shareholders. The income tax impact is estimated by applying the statutory rates of applicable jurisdictions, after consideration of other relevant factors.

(3) Represents the portion of these adjustments that are attributable to the Company’s redeemable noncontrolling interests, including the income tax impact of those adjustments. Adjustment for net realized and unrealized (gains) losses on investments attributable to RenaissanceRe common shareholders represents: net realized and unrealized gains (losses) on investments as set forth in the Company’s consolidated statement of operations less net realized and unrealized gains (losses) attributable to redeemable noncontrolling interests, which is included in net loss (income) attributable to redeemable noncontrolling interests in the Company’s consolidated statement of operations. Comparative information for all prior periods has been updated to conform to the current methodology and presentation.

We have also included "tangible book value per common share" and "tangible book value per common share plus accumulated dividends." "Tangible book value per common share" is defined as book value per common share excluding goodwill and intangible assets per common share. "Tangible book value per common share plus accumulated dividends" is defined as book value per common share excluding goodwill and intangible assets per common share, plus accumulated dividends. Our management believes "tangible book value per common share" and "tangible book value per common share plus accumulated dividends" are useful to investors because they provide a more accurate measure of the realizable value of shareholder returns, excluding the impact of goodwill and intangible assets.

The following table is a reconciliation of book value per common share to "tangible book value per common share" and "tangible book value per common share plus accumulated dividends."

(in thousands of U.S. dollars, except per share amounts and percentages)	Year Ended December 31, 2020	Year Ended December 31, 2019
Book value per common share	$138.46	$120.53
Adjustment for goodwill and other intangibles[1]	(5.37)	(6.50)
Tangible book value per common share	133.09	114.03
Adjustment for accumulated dividends	22.08	20.68
Tangible book value per common share plus accumulated dividends	$155.17	$134.71
Quarterly change in book value per common share	2.5%	0.4%
Quarterly change in tangible book value per common share plus change in accumulated dividends	3.0%	0.7%
Year-to-date change in book value per common share	14.9%	15.7%
Year-to-date change in tangible book value per common share plus change in accumulated dividends	17.9%	17.9%

(1) As of December 31, 2020 and December 31, 2019, goodwill and other intangibles included $23.0 million and $24.9 million, respectively, of goodwill and other intangibles included in investments in other ventures, under equity method.


This page intentionally left blank



RenaissanceRe Holdings Ltd.

Renaissance House
12 Crow Lane
Pembroke HM 19
Bermuda
Tel: +1 441 295 4513
renre.com